SOLYSER®

2001 Annual Report

ISOLYSER CO. Inc

P.E. 12/31/01

DESIGN FOR

MICROTEK MEDICAL, inc.

OTI™
OREX TECHNOLOGIES INTERNATIONAL

FINANCIAL HIGHLIGHTS

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(in thousands, except per-share amounts)

Years Ended December 31,	2001	2000
Net revenues	$ 80,967	$ 56,364
Gross profit	$ 32,470	$ 20,426
Gross margin	40.1%	36.2%
Operating expenses	$ 28,330	$ 28,658
Operating expense margin	35.0%	50.8%
Income (loss) from operations	$ 4,140	$ (8,232)
Net income (loss)	$ 4,789	$(12,142)
Net income (loss) per share - basic and diluted	$ 0.11	$ (0.29)

SELECTED CONSOLIDATED BALANCE SHEET DATA
(in thousands)

As of December 31,	2001	2000
Cash and cash equivalents	$ 10,587	$ 14,379
Working capital	$ 44,946	$ 34,372
Total assets	$ 94,330	$ 76,969
Long-term debt	$ 13,313	$ 1,673

STOCK PRICE PERFORMANCE
January - December 2001


3.00
2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Volume
800
600
400
200
0
Thousands
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec


Norcross, GA
Facility 11,000 ft²
Columbus, MS
Facility 133,000 ft²
Athens, TX
Facility 7,500 ft²
United Kingdom
Facility 9,000 ft²
Tyler, TX
Facility 38,000 ft²
Jacksonville, FL
Facility 70,000 ft²
Dominican Republic
Facility 123,500 ft²

Company Profile

Isolyser develops, manufactures and markets proprietary and other products and services for patient care, occupational safety and management of potentially infectious and hazardous waste primarily for the healthcare industry. The Company's products provide an umbrella of protection from potentially infectious and hazardous waste for patients, staff, the public and the environment by facilitating the safe and cost-effective disposal of such waste. The Company's operations are conducted through two primary operating units: Microtek Medical, Inc.® (Microtek) and OREX Technologies International™ (OTI).

Microtek is the core business of Isolyser and is a market leader in the healthcare industry, offering infection control products, fluid control products and safety products to healthcare professionals for use in environments such as operating rooms and ambulatory surgical centers. Microtek's core product line consists of a large variety of disposable equipment and patient drapes. Microtek has established a broad distribution system through multiple channels including OEM, private label and direct sales. Additionally, Microtek enjoys a strong presence in the custom procedural tray business.

OTI is in the process of commercializing its patented technology. Its OREX™ products provide occupational safety in highly regulated environments such as the nuclear industry, where its current commercialization efforts are being focused. Additionally, OTI offers a cost-effective and safe manner of disposal of those OREX products when they are processed in its proprietary processor, which largely reduces the volume of regulated waste in an environmentally friendly manner.

In December 2000, a new management team took the helm at Isolyser. Since then, this experienced and well-disciplined team has shifted the allocation of the Company's capital resources away from developing numerous technologies at OTI and toward the core competency of its Microtek subsidiary. The results of this renewed and more narrow focus have been tremendous in 2001 in terms of revenue, product offering growth and reduced cost structure. Most importantly, the Company is now poised to capitalize on future growth opportunities.

Mission Statement:

"Our goal is to provide healthcare professionals with innovative product solutions that encompass a high level of patient care and prevention of cross infection. We will accomplish this by leveraging existing capabilities and simultaneously developing and acquiring new business opportunities. Our employees will remain customer focused and encouraged to provide the highest level of support."

Table of Contents

Dear Fellow Shareholders



To Our Shareholders,

I am pleased to report to you that 2001 was both a profitable year for Isolyser, and one in which we laid the groundwork for continued profitability and growth.

Our success in 2001 is the result of our doing what we said we were going to do. We concentrated our energies on building Microtek Medical into our main operating business. Concurrently, we took a critical look at OREX Technologies International (OTI), narrowing our focus in that unit to only those projects that will most likely result in the commercialization of its products. During this same period of time, we implemented measures to selectively and significantly reduce costs and set an appropriate time frame of third quarter 2002 as our target date for conclusion of the project.

Our efforts paid off. By the end of 2001, we had smoothly transformed Isolyser from an OREX-based technology company to a Microtek-based healthcare company. *Our net income for the year reached a record $4.8 million or $0.11 per share.* This compares to a loss in the previous year of $12.1 million. Isolyser's significant migration to profitability was due primarily to a 44 percent increase in revenues to $81 million in 2001, and a sharp decline in operating expenses from more than 50 percent of revenues in 2000, to 35 percent in 2001. Additionally, narrowing our focus to include only selected product development opportunities enabled the Company to reduce research and development expenses by $2.5 million.

Driven primarily by our first quarter 2001 acquisition of DEKA Medical, revenue from our Microtek unit grew by nearly 51 percent to $78.6 million. The DEKA Medical acquisition not only was accretive to our earnings as we had forecasted, but it expanded our Microtek product offerings and opened new high-potential markets for us. We are especially pleased with the CleanOp® product line and the angiography drape business, both of which are positioned well for future growth.

New product offerings and a 10 percent increase in core product sales also contributed to Microtek's growth during 2001. Microtek's exceptional core product sales growth, which was nearly double that of the medical disposables industry overall, in large part is due to the rapid pace of technology development in the healthcare industry and the consequent introduction of advanced medical equipment in operating rooms. Microtek is the leading supplier of infection control drapes required to keep such expensive equipment safe, sterile and easy to use in a surgical procedure.

In addition, an aging population in the United States is driving an increasing demand for sophisticated medical services. Within the next 15 years, 34 percent of Americans will be 50 years of age or older, and those in the 65 years and older age group will spend as much on healthcare as the rest of the population. Microtek stands to benefit from these trends in healthcare, not by providing the new equipment and services, but by providing the products that make the equipment safer and easier to use.

We believe we can maintain Microtek's growth by making additional strategic acquisitions that complement our operations, and by focusing on high-growth product opportunities like our CleanOp products and the angiography drape business. We also plan to maintain core product growth through increased marketing promotion, and to increase our market share in areas such as ultrasound and angiography by leveraging Microtek's strong market position in acute care disposable products.

"Our net income for the year reached a record $4.8 million or $0.11 per share."

"In 2001 we laid the foundation for the future. We developed a workable business plan that recognizes the need to reduce expenses and examine carefully the merits of every opportunity."

We also made progress in our OTI Division during 2001. Although this unit is not yet profitable, we are encouraged by the positive trends resulting from restricting our focus to the potential opportunity in the nuclear power industry. During 2001 we received favorable responses to our products from the nuclear power industry, began building a base of customers who are now using our OREX protective clothing, and formed an alliance that supports our sales and service in the nuclear power industry.

In 2001 we laid the foundation for the future. We developed a workable business plan that recognizes the need to reduce expenses and examine carefully the merits of every opportunity. We focused our resources on further developing Microtek's business and we cut R&D costs by concentrating on OTI's opportunity in the nuclear power industry. We became profitable, and this was due in no small way to our very experienced and talented management team who will lead the Company into the future.

We anticipate that 2002 will be an exciting and profitable year for Isolyser. The Company entered this year with a strong balance sheet. Our current ratio is 5 to 1, we have more than $10 million in cash and have an appropriate credit facility in place. We will continue to carefully manage our OTI division, but our healthcare operations will be our main focus.

In 2001 we worked hard and we worked smart and we made good progress. We see clearly the road ahead and know that this is only the beginning.

I wish to thank our employees and management team for their dedication and hard work during the year, and especially our shareholders for their loyalty and support.

Sincerely,

Dan R. Lee

Dan R. Lee
President and Chief Executive Officer

Statements made in this 2001 Annual Report that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding (i) continued profitability and growth, (ii) Microtek's ability to maintain growth by making additional strategic acquisitions, (iii) plans to maintain core product growth through increased marketing promotion, (iv) plans to increase market share in ultrasound and angiography, and (v) profitability for Isolyser in 2002. It should be noted that the Company's actual results could differ materially from those contained in such forward-looking statements mentioned above due to adverse changes and any number of factors that affect the Company's business, including, without limitation, risks associated with the Company's history of net losses, low barriers to entry for competitive products, potential erosion of profit margins, risks of completing acquisitions, reduced OREX market potential, OREX commercialization risks, OREX manufacturing and supply risks and other risks described under "Business-Risk Factors" in the Company's Annual Report on Form 10-K included with this Annual Report.

"Microtek continues to expand its services and products to accommodate the rapidly growing need for infection and fluid control."

2001 Microtek Sales


Other
21%
Safety
10%
Venodyne
6%
Equipment
Drapes/
Specialty
Patient Drapes
63%

2001 Microtek Sales by Division


Innovative
Services
41%
Domestic
49%
International
10%

Since 1984, Microtek Medical has been a provider of high quality disposable operating room supplies that address the critical issues of infection and fluid control in a surgical environment. Initially marketing a line of disposable clear poly drapes for surgical microscopes and x-ray cassettes, Microtek was well positioned to develop covers for the growing inventory of expensive, specialized surgical equipment proliferating in modern operating rooms. Such sterile coverings dramatically reduce the risk of cross-contamination, from patient to patient and from patient to health care worker.

Today, Microtek is a world leader in equipment and specialty patient draping products for infection and fluid control.

Over the years the Company's product line expanded to address new patient and equipment needs as they came on the surgical scene, and soon included specialty patient drapes featuring dedicated fluid control designs. Complementary product lines were also added through acquisitions. The newest product offering targets the ultrasound and imaging marketplace.

Microtek continues to expand its services and products to accommodate the rapidly growing need for infection and fluid control to protect patients and health care workers. The Company's goal, to set even higher standards for value and patient safety, is evident in the patented features of many of its newest products.

Microtek enjoys a variety of distribution channels for supplying the end user with disposable medical supplies. The domestic branded products are sold directly to hospitals or to distributors who locally supply the hospitals. Internationally, Microtek offers both Microtek branded products through dealers and distributors as well as private labeled products through business partners. The Microtek Innovative Services Division supplies products three ways to end users: Microtek branded products are sold to custom procedural tray companies, who incorporate the Microtek products into their larger tray of components; private labeled products are made for selected business partners; and contract manufacturing is provided for several large medical device companies who choose to outsource manufacturing of their products.

Microtek's innovation and range of products make it one of the most trusted names for superior fluid collection and equipment protection in today's operating room environment.

Microtek is the worldwide leader in the surgical equipment draping market.

- *Microscope Drapes*
- *Camera and Laser Drapes*
- *Imaging Drapes*
- *Accessory Drapes*





The CleanOp® Infection Control Room Turnover System includes hardware and software:

- *Hamper stands with biohazardous waste bags and linen bags*
- *Patient positioners and impervious covers*
- *Mop sticks and disposable mop heads*



Infectious Waste Treatment Products include:

- *Encapsulation and infectious waste treatment products (surgery based)*
- *Aldehyde management systems (hospital labs) and silver treatment systems (x-ray and photo developing processes)*
- *Sharps management systems for doctors' and dentists' offices*

Equipment Drapes

Surgical equipment draping was Microtek's first market. Since then, increasing requirements for sterility and the prevention of cross contamination in the operating room have created a growing need for Microtek's wide selection of equipment draping products. Today, Microtek's products include surgical microscope drapes, C-arm drapes, x-ray cassette drapes, and remote control covers. In fact, any equipment surface in the operating room potentially can be covered by a Microtek equipment drape.

CleanOp® Infection Control Room Turnover Systems

Cleaning an operating room after surgery and preparing it for the next patient is a critical step in any hospital's infection control process. The CleanOp Infection Control Room Turnover System (CleanOp) provides a repeatable, dependable and documentable process for operating room cleaning. CleanOp supplies can be customized to meet the needs of each hospital's infection control protocol, and special features of the CleanOp system provide protection for the operating room table while also providing patient comfort.

Infectious Waste Treatment Products

Infectious Waste Treatment products are used in hospitals to solidify potentially biohazardous fluids. These products, added to canisters of fluid collected during surgery or throughout the hospital, change the liquid to a gel, allowing easier and safer disposal. Because these products can eliminate splashes and leaks of the canister during disposal, the healthcare worker is afforded a significantly increased level of protection.



About 90% of the hospitals in the U.S. use some type of compression device for the prevention of Deep Vein Thrombosis (DVT). 75,000 – 80,000 people die each year from pulmonary embolism.



A host of products ranging from gel to paper to biopsy clips and kits, along with surgical ultrasound probe drapes completes the Microtek Ultrasound Imaging line.



Total U.S. demand for all wound care products is about $5.5 billion annually and growing at just under 5%.

Venodyne®

Venodyne was the originator of Deep Vein Thrombosis (DVT) prevention devices. The Venodyne product design utilizes a simple, easy-to-apply-and-operate system of inflatable cuffs and a stationary pump. Periodic air compression in the cuffs assist blood flow in the patient's extremities and the calf-length cuffs that fit easily over the feet provide maximum comfort for the patient.

Wound Care

Although the wound care market provides an array of opportunities, Microtek's current participation is only in one segment, wound evacuation devices. The Company is continuing to explore other opportunities for expansion within this growing market.

Ultrasound Imaging

Microtek historically has participated in a very narrow segment within the ultrasound market: sterile drapes for surgical ultrasound probes. Because the ultrasound market is comprised of numerous components other than drapes used for surgical ultrasound procedures, Microtek recently launched an expanded line of ultrasound products used in surgery as well as in diagnostic lab settings. Entry into this broader imaging market opens a vastly larger sales opportunity for the Company.





The aging population of the U.S. will continue to drive the growth of the angiography procedure. The over 65 age group will continue to grow from the current 35 million to almost 40 million by 2009.



Plastic Adhesive Patient Drapes are marketed through all of Microtek's channels of distribution:

- *Microtek brand sold to hospitals and international dealers*
- *Non-sterile products sold to OEM and kitpackers*
- *Private label products made for strategic business partners*

Microtek focuses on the specialty procedure patient drapes, or those with many enhancements which add value to the drape.

Plastic Adhesive Patient Drapes

Microtek's ISODrape® products are plastic adhesive patient drapes that are widely used in surgery to isolate the surgical site and as an adhesive drape, which covers the actual incision site. The drapes are made of a supple translucent plastic that conforms to the patient's body. Microtek offers some of these drapes with Microban®, a well-known antimicrobial agent, which stops the migration of bacteria on the drape.

Specialty Procedure Patient Drapes

Microtek participates in a narrow section of the overall patient draping market. Instead of commodity drapes and gowns, such as those contained in standard "drape and gown packs", Microtek offers patient drapes for specialty procedures, such as neurology, urology, obstetrics and orthopedics. In these procedures, product features such as fluid collection pouches and customized designs provide form, function and ease of use for the surgical team.

Triad™ Angiography

Angiography procedures involve radiography of blood vessels after the injection of a radiopaque material. Often angiography is associated with the heart and the diagnostic tests performed on it, but it can also include any other radiographic study on other parts of the body. As angiographic procedures and processes improve, their usage as a diagnostic modality increases, and more patient information can be gleaned in a less invasive manner.

The Triad division of Microtek is the dominant provider of surgical patient drapes used for angiographic procedures. The special laminating capabilities of Triad produce the leading surgical drape that is both impervious and absorbent. These special features are key to product performance during angiographic procedures. Triad's absorbent material is the market standard and is preferred by most clinicians.

OTI

OREX TECHNOLOGIES INTERNATIONAL

OTI Nuclear


What it feels like in standard industry protective clothing.
What it feels like in ours.
OTI

OTI Nuclear is a small, customer driven team that is focused on providing OREX technology to the power-generation and government segments of the nuclear market. Early trials reveal real market potential for OTI and an opportunity to create value to our customers. Products and processes for this unique industry have been redesigned based on customer needs.


OTI
Comfort
Innovation
Proven
Choice

The OREX product line includes personal protective apparel and decontamination supplies. Specifically, these products consist of coveralls in several styles, hoods, booties, mops, wipes, bags and roll stock. The first significant end-user trials occurred in late 2001 and demonstrated customer benefits in several key areas of performance including tremendous improvement to worker comfort with similar or slightly better contamination control over products currently in use. The first customers also pointed to greatly improved logistics and material handling values demonstrated during certain critical maintenance and refueling activities.

OREX decontamination and disposal processing also made notable progress in 2001. OTI has developed an excellent working relationship with Eastern Technologies, Inc. (ETI). ETI is an established nuclear laundry company located in Ashford, Alabama, and is now the site of our regional processing center. The center was designed based on the customers' preference for regional off-site processing service over placement, installation and operation of on-site processing at the generating facilities. Our processing equipment was successfully licensed, installed and became operational in the fourth quarter of 2001.



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001 Commission File Number: 0-24866

ISOLYSER COMPANY, INC.
(Exact Name of registrant as specified in its charter)

GEORGIA	58-1746149
(State or other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1850-E BEAVER RIDGE CIRCLE NORCROSS, GEORGIA	30071
(Address of principal executive offices)	(Zip Code)

(770) 806-9898
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
common stock, $.001 par value per share
stock purchase rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of common stock held by nonaffiliates of the registrant based on the sale trade price of the common stock as reported on The Nasdaq Stock Market on March 15, 2002, was approximately $116.4 million. For purposes of this computation, all officers, directors and 5% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors or 5% beneficial owners are, in fact, affiliates of the registrant.

At March 15, 2002, there were outstanding 42,225,382 shares of the registrant's common stock, $.001 par value per share.

Documents incorporated by reference: Certain exhibits provided in Part IV are incorporated by reference from the Company's Registration Statements on Form S-1 (File Nos. 33-83474 and 33-97086), Registration Statement on Form S-8 (File Nos. 33-85668), annual reports on Form 10-K for the periods ended December 31, 1994, December 31, 1995, December 31, 1996 and December 31, 2000, quarterly report on Form 10-Q for the period ended June 30, 2001, Schedule 14A filed on April 14, 1999, and current reports on Form 8-K dated June 4, 1996, December 19, 1996, June 29, 1999 and July 12, 1999.

Note: The discussions in this Form 10-K contain forward-looking statements that involve risks and uncertainties. The actual results of Isolyser Company, Inc. and subsidiaries (the "Company") could differ significantly from those set forth herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Business", particularly "Business - Risk Factors", and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this Form 10-K. Statements contained in this Form 10-K that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. A number of important factors could cause the Company's actual results for 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. These factors include, without limitation, those listed in "Business - Risk Factors" in this Form 10-K.

PART I.

ITEM 1. BUSINESS

General

Isolyser Company, Inc. ("Isolyser" or the "Company") currently has two primary operating units. Microtek Medical, Inc. ("Microtek"), an Isolyser subsidiary, is the centerpiece of Isolyser's infection control business serving the healthcare industry. OREX Technologies International ("OTI"), a division of Isolyser, focuses on the commercialization of Isolyser's disposal technologies.

Microtek, a market leading healthcare company within its area of focus, manufactures and sells infection control products such as equipment drapes and patient drapes primarily for use in operating rooms and outpatient surgical centers.

OTI seeks to develop and commercialize contamination control materials and products coupled with engineered systems for the treatment and disposal of those materials and products using proprietary technology and know-how. While OTI has in the past sought to develop and commercialize such products for healthcare applications, OTI currently focuses primarily on seeking to commercialize its degradable OREX™ products and technology for disposing of such products in the nuclear power generating industry.

Business Strategy

The Company intends to improve its operating results through the following strategies:

Increased Focus on Infection Control Businesses. The Company seeks to increase sales and earnings from its infection control business by completing strategic acquisitions, enhancing marketing and distribution efforts both domestically and internationally, introducing new products, increasing direct sales representation, employing tele-sales agents for added sales coverage, and capitalizing on low-cost manufacturing opportunities in the Dominican Republic.

Commercializing OREX Degradables. The Company seeks to commercialize its OREX Degradable products by improving the product to better satisfy customer needs and provide added value. The Company seeks to achieve these goals through offering materials with superior product performance and contamination control characteristics, while reducing material costs on a life cycle basis from materials purchasing through disposal, and accomplishing the foregoing in an ecologically beneficial way. Through OTI, the Company currently focuses primarily on the nuclear power industry in seeking to commercialize its OREX Degradable products. There can be no assurance that OREX Degradables will achieve or maintain substantial acceptance in their target markets. See "Risk Factors – History of Net Losses" and "-OREX Commercialization Risks".

Reduction of Costs. The Company has implemented a program to reduce its costs and thereby increase its net income through manufacturing, corporate overhead and OTI's operating expense reductions.

Products and Markets

Infection Control Products

Consistent with its niche market strategy, Microtek is actively engaged in the development of new products and the refinement of its existing products to respond to the needs of its customers and the changing technology of the medical products industry. Many of the Company's product innovations have been generated from requests by the Company's customers and health care professionals for products to be custom designed to address specified problems in the operating room environment. The Company also monitors trends in the health care industry and performs market research in order to evaluate new product ideas. No assurance can be given that any new product will be successfully developed or that any newly developed product will achieve or sustain market acceptance.

Microtek's products consist primarily of the following:

Equipment Drapes. Microtek's line of equipment drapes consists of more than 1,500 specially designed drapes for use in draping operating room equipment during surgical procedures. This equipment includes, for example, microscopes, ultrasound probes, endoscopic video cameras, x-ray cassettes, imaging equipment, lasers and handles attached to surgical lights. In addition to reducing the risk of cross-infection, these products increase operating room efficiency by reducing the need to sterilize equipment between procedures. These disposable sterile products are generally made from plastic film containing features designed for the operating room environment, such as low glare and anti-static features.

Patient Drapes. Microtek manufactures and sells both non-woven and plastic patient drapes. Microtek's non-woven patient drapes are limited to specialty patient drapes with various enhancements, such as fluid collection pouches, incise and unique procedure-specific designs. Fox example, angiography drapes are specially designed patient drapes used in angiography procedures. Microtek acquired its line of angiography drapes as a result of the acquisition by Microtek from Deka Medical, Inc. ("Deka") of substantially all of the assets of Deka.

Safety Products. Microtek manufactures and sells a leading line of encapsulation products for the management of potentially infectious and hazardous waste. The primary component of this product line, called Liquid Treatment System or LTS, is a super-absorbent powder which converts potentially infectious liquid waste to a solid form. LTS is typically added to a suction canister or other fluid collection device in which fluids are collected during surgery or in wound drainage after surgery to solidify such fluids, thereby facilitating handling, transportation and disposal. The Company's LTS Products are sold in two forms, Isosorb, which solidifies liquid waste without any germicidal component, and LTS-Plus, which is registered with the Environmental Protection Administration (EPA) as a medical waste treatment product. This registration adds the extra benefit to the end-user of being able to dispose of LTS-Plus treated waste directly in a landfill, where local regulation permits. See "-Government Regulation".

Other Products. Other products manufactured and sold by Microtek include its Venodyne pneumatic pumps and disposable compression sleeves used in reducing deep vein thrombosis, decanters used for sterile transfer of fluids, specially designed disposable pouches or fluid-control products which are attached to patient drapes to collect fluids, wound evacuation products, and kits to facilitate cleanup of operating rooms after use called CleanOp products.

In first quarter 2001, Microtek acquired substantially all of the assets of Deka used in Deka's drape and CleanOp product lines. These products are highly compatible with Microtek's product lines. The Company believes this transaction will benefit the Company by leveraging Deka's revenues on the existing manufacturing and selling infrastructure in place at Microtek, improving the diversification of Microtek's customer base and product line, and adding experienced management to Microtek's existing personnel.

Equipment and patient drapes generated 60.6 percent of Isolyser's revenues in 2001 as compared to 56.4 percent in 2000 and 55.7 percent in 1999. Venodyne product revenues represented 6.2 percent, 10.2 percent and 9.4 percent of Isolyser's revenues in 2001, 2000 and 1999, respectively. Safety product revenues were 9.6 percent, 14.1 percent and 13.9 percent of Isolyser's revenues in 2001, 2000 and 1999, respectively. Export sales by Microtek during 1999, 2000 and 2001 were $6.8 million, $5.7 million and $9.9 million, respectively.

OREX Degradables

OREX Degradables are a combination of materials and products that provide protection to people and the environment while providing cost effective solutions to the problems associated with solid waste reduction and disposal. These materials and products may include woven and nonwoven fabrics; resin; film and hard plastics and extruded products. OREX Degradables perform like traditional disposable and reusable products; however, unlike traditional products, OREX Degradables can be degraded or dissolved in hot water in a specially designed OREX Processor after use for disposal through the municipal sewer system or other specialty engineered treatment and disposal systems. See "Risk Factors – History of Net Losses", "-OREX Commercialization Risks", "- OREX Manufacturing and Supply Risks" and "- OTI Regulatory Risks".

Due to a number of factors including the Company's program to reduce its costs, the Company is currently focused through its OTI division in commercializing its OREX Degradable products and processing technology primarily in nuclear power markets. OTI's nuclear products consist of protective clothing products such as coveralls, hoods and booties, and are marketed in two forms. One form is designed for single use and the other form may be laundered for a limited number of repeat uses. These products are used in the nuclear power industry to help protect people from radioactive contamination, primarily in connection with periodic maintenance and re-fueling of nuclear power systems. As a part of such use, the products may become contaminated. As a result, such products are required to be treated after use as low-level radioactive materials and thereby become subject to regulations addressing the manner in which they are processed and disposed. During 2001, OTI acquired a processing system called MICROBasix which may be used to process OREX products. The MICROBasix processing system substantially reduces the volume of OREX products, separates radioactive contaminants and facilitates the disposal of processed by-product material. While the Company has received favorable responses from large nuclear power facilities using the Company's products, no significant sales have been made to date by OTI in the nuclear power industry.

During 2001, OTI entered into a service, marketing and processing alliance with Eastern Technologies, Inc. (ETI), a small, privately held enterprise providing protective clothing and laundering services to the nuclear power industry. Under this relationship, ETI's Alabama facility has become the site for a centralized MICROBasix processor facility. ETI has agreed to pay OTI a percentage of the price charged by ETI to its customers for processing services. Subject to certain conditions, ETI maintains exclusive rights to process the OREX materials in the United States and Canada through December 31, 2004. Under a License and Supply Agreement between OTI and ETI, ETI serves as a nonexclusive distributor of single use OREX products to the nuclear power industry and serves as the exclusive co-marketer with OTI of OREX Launderables™ through December 31, 2004. Under the License and Supply Agreement, ETI has agreed to pay OTI a fixed price for the supply of the single use and launderable OREX products and a royalty on the launderable products equal to a percentage of the single use fees charged by ETI for the supply of launderable products its customers.

Prior to 2001, the Company was focusing on delivering OREX Degradables to the healthcare industry. In 1999, Isolyser granted to Allegiance Healthcare Corporation an exclusive worldwide license to manufacture, use and sell products made with Isolyser's proprietary degradable materials for use in healthcare applications. During 2001, the Company and Allegiance Healthcare mutually agreed to discontinue commercialization efforts in the healthcare market. If at any time until April 11, 2003, OTI determines that a change in circumstances makes it advisable to reintroduce degradable products to the healthcare marketplace, the Company has agreed to offer Allegiance Healthcare the opportunity to enter into a new agreement with the Company on terms at least as favorable as those contained in the Company's previous license to Allegiance Healthcare. See "Risk Factors – Reduced OREX Market Potential".

Management has not been satisfied with the Company's performance to date in manufacturing and selling OREX Degradables. In particular, the Company has failed to achieve profitable margins on sales of OREX products. Accordingly, for the past several years the Company has sought to improve its operating results by, among other things, reducing its marketing efforts directed towards the sale of OREX Degradables, divesting itself of underperforming assets, reducing the amount of its debt, and forming the OTI business unit to provide increased focus on OREX commercial development. As a result of the Company's sale of its selling, marketing and manufacturing facilities previously used for OREX products, OTI now engages in the strategy of relying upon third parties for such selling, marketing and manufacturing functions. See "- Marketing and Distribution", "- Manufacturing and Supplies", "Risk Factors – History of Net Losses", "-OREX Commercialization Risks" and "-OREX Manufacturing and Supply Risks".

Marketing and Distribution

Substantially all of the Company's sales in 2001 were made to the healthcare market.

As of December 31, 2001, the Company's marketing and sales force consisted of 28 sales representatives, 20 of whom are employed by the Company and eight of whom are independent representatives; three field sales managers; one home office sales manager; five marketing managers and 25 persons in customer support. This marketing and sales force represents the Company's infection control products and does not market or sell the Company's OREX products and services.

The Company is dependent upon a few large distributors for the distribution of its products. The Company's top three customers accounted for approximately 35% of the Company's total revenues during 2001. Of these customers, Allegiance Healthcare and Maxxim Medical, Inc. accounted for approximately 16.6% and 10.6%, respectively, of the Company's total sales during 2001. Because distribution of medical products is heavily dependent upon large distributors, the Company anticipates that it will remain dependent upon these customers and others for the distribution of its products. If the efforts of the Company's distributors prove unsuccessful, or if such distributors abandon or limit their distribution of the Company's products, the Company's sales may be materially adversely affected. See "Risk Factors - Reliance Upon Distributors".

The Company sells its infection control products domestically through two channels or customer categories. The Company sells its products bearing the Microtek brand directly to hospitals and through large distributors. Microtek also sells non-branded products (sometimes called OEM products) to custom procedure tray companies and equipment manufacturers for which Microtek manufactures equipment drapes.

The Company's total export sales during 1999, 2000 and 2001 were $7.0 million, $5.7 million and $9.9 million, respectively. Outside the United States, the Company markets its products principally through a network of approximately 185 different dealers and distributors. As of December 31, 2001, the Company also had three sales representatives operating in international markets, and maintains an office and warehouse distribution center near Manchester, England.

Manufacturing and Supplies

The Company manufactures its infection control products at its facilities in Columbus, Mississippi, Tyler, Texas, Athens, Texas and the Dominican Republic. The Company utilizes a facility in Jacksonville, Florida as a distribution point for the receipt and shipment of product and for light manufacturing. The Company also maintains a distribution facility near Manchester, England, and a small facility in Waynesville, North Carolina used to manufacture prototypes of surgical drapes. Through the Company's relationship with Global Resources, Inc., the Company uses contract manufacturers in China for certain of its infection control products when advantageous.

OREX is manufactured from a family of organic polymers that dissolve or disperse in hot water and degrade in the wastewater system or in custom designed OREX processing equipment. Woven and nonwoven products are manufactured using PVA-based polymer chemistry. PVA is a safe material used widely in a variety of consumer products such as eye drops, cosmetics and cold capsules. The Company has more recently begun to develop and commercialize the use of a second generation polymer system known as its Novel Degradable Polymer or NDP-system. This system is currently being developed for the manufacture of OREX Degradables film, composites of film with nonwoven fabric, and extruded, thermoformed or injection molded solid plastic items. This NDP family of polymers disperses and then degrades in a processing step which is initiated by the action of hot water at an elevated pH. The Company currently obtains its PVA raw materials from various foreign suppliers. Risks exist in obtaining the quality and quantity of PVA at a price that will allow the Company to be competitive with manufacturers of conventional disposable and reusable products. Prevailing prices of PVA have adversely affected the Company's manufacturing costs for its OREX products. See "Risk Factors – Manufacturing and Supply Risks".

In 1998, the Company sold 4.5 million pounds of excess PVA fiber at a price of $.45 per pound under an agreement pursuant to which the Company agreed to repurchase 2.6 million pounds of such fiber (either as fiber or converted goods) over a four year period expiring in August, 2002 at a cost of $.80 per pound of fiber. Through 2001, the Company has paid $1.7 million for such fiber.

The Company has developed and begun sourcing OREX materials using the hydroentangled method of nonwoven roll-good material manufacturing. Through these roll-good material development and manufacturing efforts, both domestic and internationally, the Company seeks to reduce the cost of producing OREX non-woven products while simultaneously improving the quality of these products. The Company currently sources all of these roll goods from outside the United States. The Company has initially relied on manufacturers in China for its nonwoven materials and is seeking to reduce its supply risks by sourcing such materials from manufacturers in other locations. For example, the Company has recently begun to have manufacturers located in Israel and North America supply nonwoven materials. The Company relies to a significant extent on manufacturers located in China to convert roll goods into finished products for sale by the Company.

The Company now relies exclusively on domestic and foreign independent manufacturers to supply OREX products to the Company's customers. The Company uses contractors in the People's Republic of China to manufacture spunlaced OREX fabric. The Company's requirements (which to date have been modest) for OREX film products are currently being supplied by a contract manufacturer. See "Risk Factors – OREX Manufacturing and Supply Risks".

Order Backlog

At December 31, 2001, the Company's order backlog totaled approximately $1.2 million compared to approximately $473,000 (in each case net of any cancellations) at December 31, 2000. All backlog orders at December 31, 2001 are expected to be filled prior to year end 2002. Microtek typically sells its products pursuant to written purchase orders which generally may be canceled without penalty prior to shipment of the product. Accordingly, the Company does not believe that the level of backlog orders at any date is material or indicative of future results.

Technology and Intellectual Property

The Company seeks to protect its technology by, among other means, obtaining patents and filing patent applications for technology and products that it considers important to its business. The Company also relies upon trade secrets, technical know-how and innovation and market penetration to develop and maintain its competitive position.

Isolyser holds numerous patents issued by the United States Patent and Trademark Office relating to several aspects of its OREX line of products, including several patents concerning methods of manufacture, methods of use, methods of disposal, and patents covering several of the OREX products themselves. Specifically, the Company currently holds: (1) U.S. Patent No. 5,661,217, issued in 1997, which covers a method of forming molded packaging and utensils from OREX materials and methods of forming OREX brand films into a packaging, drape, cover, overwrap, gown, head cover, face mask, shoe cover, CSR wrap, tape, underpad or diaper; (2) US Patent 5,871,679, issued in February, 1999, and which covers methods for producing OREX Degradables that are configured into thermoplastic films and fabrics; (3) U.S. Patent No. 6,048,410, issued in 2000, which covers a method of disposing PVA garments, linens, drapes and towels; (4) U.S. Patent No. 5,181,967, issued in 1993 and successfully reissued (RE 36399) in 1999, and which covers a method of disposing particular OREX materials utensils such as procedure trays, laboratory ware, and patient care items; (5) U.S. Patent No. 5,985,443, issued November, 1999, and which covers the methods of disposing a mop head; (6) U.S. Patent No. 5,885,907, issued in March, 1999, and covers particular OREX materials configured into a towel, sponge, or gauze; (7) US Patent 5,650,219, which was issued in 1997 and covers methods of disposing particular OREX materials configured into garments, linens, drapes, and towels; (8) U.S. Patent No. 5,207,837, issued in 1993 and successfully reexamined (B1 5,207,834) by the U.S. Patent Office in 1996, which covers methods of disposing OREX materials that are configured into a drape, towel, cover, overwrap, gown, head cover, face mask, shoe covering, sponge, dressing, tape, underpad, diaper, wash cloth, sheet, pillow cover, or napkin; (9) U.S. Patent No. 5,181,966, issued in 1993 and successfully reexamined (B1 5,181,966) in 1996, and which covers methods of disposing OREX materials configured into packaging materials; (10) U.S. Patent No. 5,268,222, issued in 1993 and covers composite fabrics made with an OREX materials; (11) U.S. Patent No. 5,620,786, issued in 1997 and covering particular OREX materials that are configured into towels, sponges or gauze; (12) U.S. Patent Nos. 5,470,653 and 5,707,731, issued in 1995 and 1998 respectively, and which cover disposable mop heads made from OREX materials; (13) U.S. Patent No. 5,891,812, issued in April of 1999, and covering liquid absorbable non-permeable fabrics, and methods of making, using and disposing thereof; and (14) U.S. Patent No. 5,972,039, issued October, 1999, covering methods for enhancing the absorbency and hand feel of OREX brand fabrics.

The Company also holds several United States Patents relating to various other technologies, including its Sharps Management System or SMS line of infectious waste containment systems and its LTS line of closure delivery systems, including unique absorbent compositions for use therein.

The Company currently has several applications that are pending before the U.S. Patent and Trademark Office which relate to OREX brand products including such products used in nuclear and industrial application. Specifically, those applications concern (i) filteration media, (ii) single use and limited reuse protection clothing and equipment, (iii) finishing formulations for OREX materials, (iv) disposal process and processor design for nuclear contaminated waste, (v) a method of absorbing hydrocarbons with OREX materials and fabrics, (vi) PVA fabric that is made from the spunlace process, including PVA spunlaced fabrics that are configured into surgical gowns, drapes, and industrial wipes, (vii) wipes made from any PVA wipes, (viii) equipment covers made from OREX, and (ix) PVA fabrics that are coated on both sides for limited repellency. Additionally, the Company also has a pending application relating to its MicroBasix processing technology, including: (i) methods for the treatment of waste streams, and (ii) methods for obtaining volume reduction of wastes. The Company is not aware of any facts at this time that would indicate that patents sought by these applications would not be issued; however, no assurances can be provided that patents will issue from these applications. See "Risk Factors – Risks Affecting Protection of Technologies."

The Company's current U.S. patent holdings will expire between the years 2007 and 2020. The Company also typically files for foreign counterpart patents on those technologies that the Company considers to be material to its business.

No assurance can be given that the various components of the Company's technology protection arrangements utilized by the Company to protect its technologies, including its patents, will be successful in preventing others from making products competitive with those offered by the Company, including OREX. See "Risk Factors – Risks Affecting Protection of Technologies".

The Company has registered as trademarks with the U.S. Patent and Trademark Office "Isolyser", "LTS", "SMS" and "Enviroguard" in the U.S. Patent and Trademark Office. The Company has filed U.S. applications to register various marks it uses in its business seeking to commercialize its OREX products and services in the nuclear power generating industry. Trademark registrations for "Isolyser", "OREX" and "LTS" have also been granted in various foreign countries. Microtek maintains registrations of various trademarks that the Company believes are recognized within their principal markets.

Competition

The markets in which the Company competes are characterized by competition on the basis of quality, price, product design and function, environmental impact, distribution arrangements, service, customer relationship, and convenience. Many of the Company's competitors have significantly greater resources than the Company. See "Risk Factors - Competition" and "-Low Barriers to Entry for Competitive Products".

Competition for the Company's safety products includes conventional methods of handling and disposing of medical waste. Contract waste handlers are competitors which charge premium rates to remove potentially infectious and hazardous waste and transport it to an incineration or autoclaving site. Many hospitals utilize their own incinerators to dispose of this waste. In addition, systems are available that hospitals can purchase for grinding and chemically disinfecting medical waste at a central location. The Company is aware of a variety of absorber products that are directly competitive with the Company's LTS products.

Although the Company is not aware of any products currently available in the market place which provide the same disposal and degradable benefits as OREX Degradables, these products compete with traditional disposable and reusable products currently marketed and sold by many companies. These competitors have in many instances followed strategies of aggressively marketing products competitive with OREX Degradables to buying groups resulting in increasing cost pressures. These factors have adversely affected the Company's ability to adjust its prices for its OREX products to take into account disposal cost savings provided by these products, and have adversely affected the

Company's ability to successfully penetrate potential customer accounts. See "Risk Factors – OREX Commercialization Risks" and "- Competition".

Government Regulation

The Company is subject to a number of federal, state and local regulatory requirements which govern the marketing of the Company's products and the use, treatment and disposal of these products utilized in the patient care process. In addition, various foreign countries in which the Company's products are currently being distributed or may be distributed in the future impose regulatory requirements. See "Risk Factors – Microtek Regulatory Risks" and "– OTI Regulatory Risks".

The Company's traditional medical products (including, for example, equipment drapes) and SMS products are regulated by the FDA under medical device provisions of the Federal Food, Drug and Cosmetic Act (the "FDCA"). FDA regulations classify medical devices into one of three classes, each involving an increasing degree of regulatory control from Class I through Class III products. Medical devices in these categories are subject to regulations which require, among other things, pre-market notifications or approvals, and adherence to good manufacturing practices, labeling, record-keeping and registration requirements. Patient care devices which the Company currently markets are classified as Class I or Class II devices subject to existing 510(k) clearances which the Company believes satisfy FDA pre-market notification requirements. There can be no assurances as to when, or if, other such 510(k) clearances necessary for the Company to market products developed by it in the future will be issued by the FDA. The FDA inspects medical device manufacturers and distributors, and has broad authority to order recalls of medical devices, issue stop sale orders, seize non-complying medical devices, enjoin violations, impose civil and criminal penalties and criminally prosecute violators.

The FDA also requires healthcare companies to satisfy record-keeping requirements and the quality system regulation (QSR) which require that manufacturers have a quality system for the design and production of medical devices intended for commercial distribution in the United States. Failure to comply with applicable regulatory requirements, which may be ambiguous or unclear, can result in fines, civil and criminal penalties, stop sale orders, loss or denial of approvals and recalls or seizures of products.

Countries in the European Union require that products being sold within their jurisdictions obtain a CE mark and be manufactured in compliance with certain requirements. The Company has CE mark approval to sell its safety and most of its medical device products in Europe. One of the conditions to obtaining CE mark status involves the qualification of the Company's manufacturing plants and corporate offices under certain certification processes. All of the Company's manufacturing plants and corporate offices have obtained such certifications, except the domestic manufacturing facilities acquired from Deka do not hold such certifications. To maintain CE mark approval, the Company has to satisfy continuing obligations including annual inspections by European notified bodies as well as satisfy record keeping and other quality assurance requirements. The notified bodies have the authority to stop the Company's use of the CE mark if the Company fails to meet these standards. While the Company believes that its operations at these facilities are in compliance with requirements to maintain CE mark status, no assurances are provided that such certifications will be maintained or that other foreign regulatory requirements will not adversely affect the Company's marketing efforts in foreign jurisdictions.

Under the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), any product which claims to kill microorganisms through chemical action must be registered with the EPA. Any product that makes a claim that it kills microorganisms exclusively via a physical or mechanical means is regulated as a physical "device" under FIFRA. Pesticide devices do not require EPA registration, but are subject to some requirements, including labeling and record keeping. FIFRA affects primarily the Company's fluid encapsulation and infectious waste treatment products including LTS-Plus, treatment for encapsulation and disinfection of suction canister waste, and SMS. LTS-Plus is registered with the EPA as a chemical device and SMS is registered as a physical device under FIFRA. LTS-Plus replaced the Company's fluid encapsulation product LTS in April 2001. In 1998, the EPA announced its position that FIFRA required that products, such as LTS, which hold state approvals related to anti-microbial efficacy, such as state approval for landfill of LTS-treated waste, impliedly make claims about killing microorganisms which necessitate registration under FIFRA. LTS was not registered with the EPA. Since 1998 the Company has marketed LTS in a manner in which the Company believed complied with FIFRA by not making claims in product labeling or marketing that LTS treats or disinfects medical waste or kills microorganisms. The Company discontinued the sale of LTS in

April 2001 when it was replaced with LTS-Plus. See "Risk Factors – Microtek Regulatory Risks" and "- Reliance Upon Distributors".

State and local regulations of the Company's products and services are highly variable. Individual state registration of LTS-Plus is required for just over half of the states in the United States as a condition to landfill of treated suction canisters. The rules for disinfecting infectious waste are being revised on a National Standard. The outcome of the National Standard will play a very important part in the life of LTS-Plus. In 1997, as a result of a review of an existing approval in California for the landfilling in California of waste treated by LTS, California authorities revoked such approval and have also not given approval for the use of LTS-Plus. While LTS offers benefits unrelated to landfilling, such action has adversely affected the Company's ability to sell LTS-Plus. The Company is continuing the process of obtaining from the various states approval to landfill waste treated by LTS- Plus, and has obtained such approval from several states not including California. No assurances can be provided that the prior regulatory actions or pending regulatory reviews will not continue to have an adverse effect upon the sales of the Company's sanitizing liquid absorbent products. See "Risk Factors - Microtek Regulatory Risks".

State and local sewage treatment plants regulate the sewer discharge, such as dissolved OREX Degradables, from commercial facilities to the extent that such discharges may interfere with the proper functioning of sewage treatment plants. Based on product testing and available research the Company believes that OREX Degradables manufactured from PVA will not interfere with the proper functioning of sewage treatment plants. The Company has obtained from state and local authorities over 100 written and verbal non-binding concurrences with the Company's conclusions and continues to pursue additional non-binding concurrences. While the process of obtaining such concurrences is time consuming and expensive due to the significant number of such authorities and the educational and testing processes involved, the Company does not believe that regulations governing sewage and waste water discharges will prevent the use of OREX Degradables. While the Company is undertaking evaluation of OREX Degradables manufactured from polymers other than PVA, no assurances can be provided that such non-PVA based OREX Degradables will not interfere with the proper functioning of sewage treatment plants.

As the Company seeks to introduce its OREX products to industries other than healthcare, the Company will be required to satisfy any applicable regulatory requirements within such industries for the disposal of contaminated OREX products. The processing of OREX materials contaminated with nuclear outfall is classified as hazardous which creates significant engineering challenges. During 2001 the Company acquired the MICROBasix processor and related technology to address the engineering challenges associated with the disposal of OREX materials contaminated with nuclear outfall. The operation of such processor and the disposal of residual by-products resulting from such operation are subject to governmental regulation. The Company relies upon the party (namely, ETI) with which it has contracted to process OREX in order to comply with such governmental regulations. As the Company and ETI begin processing of OREX on a commercial scale, additional challenges may arise as a part of the Company's efforts to commercialize these products and technologies.

Regulators at the federal, state and local level have imposed, are currently considering and are expected to continue to impose regulations on medical and other waste. No prediction can be made of the potential effect of any such future regulations, and there can be no assurance that future legislation or regulations will not increase the costs of the Company's products or prohibit the sale or use of the Company's products, in either event having an adverse effect on the Company's business.

Employees

As of December 31, 2001, the Company employed 1,584 full-time employees, eight part-time employees and eight people as independent contractors. Of these, 70 were employed in marketing, sales and customer support, 1,348 in manufacturing, 16 in research and development, and 158 in administrative positions. The Company believes its relationship with its employees is good.

Insurance

The Company maintains commercial general liability insurance which provides coverage with respect to product liability claims. The manufacture and sale of the Company's products entail an inherent risk of liability. The Company believes that its insurance is adequate in amount and coverage. There can be no assurance that any future claims will not exceed applicable insurance coverage. Furthermore, no assurance can be given that such liability insurance will be available at a reasonable cost or that the Company will be able to maintain adequate levels of liability insurance in the future. In the event that claims in excess of these coverage amounts are incurred, they could have a material adverse effect on the financial condition or results of operations of the Company.

Environmental Matters

The Company is not a party to any material environmental regulation proceedings alleging that the Company has unlawfully discharged materials into the environment. The Company does not anticipate the need for any material capital expenditures for environmental control facilities during the next 18 to 24 months.

Risk Factors

Risks Affecting Microtek and OTI.

History of Net Losses. While the Company reported net income for the years ended December 31, 2001 and 1999, the Company has a history of operating at a net loss. For the year ended December 31, 2000 and for each of the five years ended December 31, 1998, the Company incurred net losses. The Company attributes such operating performance in significant part to a failed strategy to commercialize its OREX Degradables products. The Company has significantly changed its business strategies, including a substantial reduction of its emphasis on its OREX Degradables business. Past operating failures may adversely the impact of the valuation of the Company's common stock and the Company's ability to successfully implement its other business strategies.

Reliance Upon Microtek. Of the Company's $81.0 million in net revenues for the year ended December 31, 2001, $78.6 million or 97.1% were comprised of Microtek's net revenues. OTI contributed $2.2 million of the Company's 2001 net revenues. Of such amount, $1.5 million represented the non-cash amortization of deferred licensing revenues resulting from the 1999 license and supply agreement which the Company entered into with Allegiance Healthcare to market OREX Degradables products and healthcare markets. These non-cash revenues will cease to accrue in the fourth quarter of 2002, and the Company has ceased its business operations to commercialize OREX Degradables products in healthcare markets.

Competition. There are many companies engaged in the development, manufacturing and marketing of products and technologies that are competitive with the Company's products and technologies. Many such competitors are large companies with significantly greater financial resources than the Company. The Company seeks to sell its OREX Degradables products to the nuclear power industry, and the Company has virtually no presence in such industry at this time. Therefore, the Company will be required to displace sales of competitive products in this industry to gain market presence. There can be no assurance that the Company's competitors will not substantially increase the resources devoted to the development, manufacturing and marketing of products competitive with the Company's products. The successful implementation of such strategy by one or more of the Company's competitors could have a material adverse effect on the Company.

Product Liability. The manufacture and sale of the Company's products entails an inherent risk of liability. Product liability claims may be asserted against the Company in the event that the use of the Company's products or processing systems are alleged to have resulted in injury or other adverse events, and such claims may involve large amounts of alleged damages and significant defense costs. Although the Company currently maintains product liability insurance providing coverage for such claims, there can be no assurance that the liability limits or the scope of the Company's insurance policy will be adequate to protect against such potential claims. In addition, the Company's insurance policies must be renewed annually. While the Company has been able to obtain product liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available on commercially reasonable terms in the future, if it is available at all. A successful claim against the Company in excess of its available insurance coverage could have a material adverse effect on the Company. In addition, the Company's business reputation could be adversely affected by product liability claims, regardless of their merit or eventual outcome. See "Business - Insurance".

Stock Price Volatility. The market prices for securities of companies with a very small market capitalization such as the Company can be highly volatile. Various factors, including factors that are not related to our operating performance, may cause significant volume and price fluctuations in the market, which may limit an investor's liquidity in our common stock and could result in a loss in the value of such investment.

Dependence on Key Personnel. The Company believes that its ability to succeed will depend to a significant extent upon the continued services of a limited number of key personnel, and the ability of the Company to attract and retain key personnel. The Company has only four executive officers, and the loss of the Company's President or any others of its officers could have a material adverse effect on the Company. The Company may not be able to attract and retain a suitable replacement for any of such positions. The Company does not maintain key man life insurance on any of its executive officers.

Anti-takeover Provisions. On December 19, 1996, the Company's Board of Directors adopted a shareholder protection rights agreement (the "Rights Agreement"). Under the Rights Agreement, a dividend of one right ("Right") to purchase a fraction of a share of a newly created class of preferred stock was declared for each share of common stock outstanding at the close of business on December 31, 1996. The Rights, which expire on December 31, 2006, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer, the consummation of which would result in the acquisition) of beneficial ownership of 15% or more of the common stock ("15% Acquisition") of the Company by a person or affiliated group. The Rights, if exercised, would cause substantial dilution to a person or group of persons that attempts to acquire the Company without the prior approval of the Board of Directors. The Board of Directors may cause the Company to redeem the rights for nominal consideration, subject to certain exceptions. The Rights Agreement may discourage or make more difficult any attempt by a person or a group of persons to obtain control of the Company.

Risks Affecting Microtek.

Low Barriers to Entry for Competitive Products. Most of the Company's infection control products are not protected by patents, and some of such infection control products that are protected by patents are subject to competition from products which may be manufactured or used in a way which does not infringe upon the Company's patents. In addition, other barriers to entry, such as manufacturing processes and regulatory approvals, may not prevent the introduction of products competitive with the Company's infection control products. The introduction of competitive products or other competitive marketing strategies, including competitive marketing from companies outside the United States through the internet, could force the Company to lower it prices for its products or otherwise adversely affect the Company's operating results.

Potential Erosion of Profit Margins. During 2001, Microtek's gross margin declined from 41.9% in 2000 to 39.3% in 2001 in part due to relatively higher OEM product revenues which have slightly lower margins than branded products. In addition, Microtek does not have a significant number of new products which it plans to introduce at relatively higher profit margins. For these and other reasons, Microtek is subject to the risks that it may experience declining profit margins in the future.

Risks of Completing Acquisitions. Part of Microtek's growth strategy involves completing strategic acquisitions. The Company's ability to complete strategic acquisitions is subject to a number of variables outside the control of the Company including the Company's ability to find attractive and complementary acquisition opportunities at an attractive cost. Failure to successfully complete strategic acquisitions on favorable terms may adversely affect the Company's growth rate.

Small Sales and Marketing Force. The Company's marketing and sales force consists of 70 individuals including 41 people in sales and 29 people in marketing. Other companies with which the Company competes have substantially larger sales forces and greater brand awareness, placing the Company at a competitive disadvantage. For example, the Company may not be able to reach certain potential customers due to the Company's inability to have its products included within certain group purchasing organizations' lists of approved products.

Reliance upon Distributors. The Company has historically relied on large distributors for the sale of its branded products in healthcare markets. Hospitals purchase most of their products from a few large distributors. Of these distributors, only Allegiance Healthcare and Maxxim Medical accounted for approximately 16.6% and 10.6% respectively, of the Company's total sales during 2001. If the efforts of the Company's distributors prove unsuccessful, or if such distributors abandon or limit their distribution of the Company's products, the Company's sales may be materially adversely affected.

Microtek Regulatory Risks. The development, manufacture and marketing of the Company's products are subject to extensive government regulation in the United States by federal, state and local agencies including the EPA and the FDA and state and local sewage treatment plants. Similar regulatory agencies exist in other countries with a wide variety of regulatory review processes and procedures, concerning which the Company relies to a substantial extent on the experience and expertise of local product dealers, distributors or agents to ensure compliance with foreign regulatory requirements. The process of obtaining and maintaining FDA and any other required regulatory clearances or approvals of the Company's products is lengthy, expensive and uncertain, and regulatory authorities may delay or prevent product introductions or require additional tests prior to introduction. The FDA also requires healthcare companies to satisfy the quality system regulation. Failure to comply with applicable regulatory requirements, which may be ambiguous or unclear, can result in fines, civil and criminal penalties, stop sale orders, loss or denial of approvals and recalls or seizures of products. There can be no assurance that changes in existing regulations or the adoption of new regulations will not occur, which could prevent the Company from obtaining approval for (or delay the approval of) various products or could affect market demand for the Company's products.

Developments regarding the Company's LTS products have had and could continue to have a material adverse effect upon the Company's operating results. In November, 1997, the State of California revoked its approval for direct landfill disposal (without sterilization) of LTS-treated waste within such state. In February 1998 the EPA announced a new policy that FIFRA requires that products, such as LTS, which hold state approvals related to anti-microbial efficacy, such as state approvals for landfill of LTS-treated waste, impliedly make claims about killing microorganisms which would require that LTS be registered under FIFRA. LTS has not been registered under FIFRA and, based in part on meetings by the Company with the EPA, the Company continues to sell LTS without such registration. The Company now is marketing LTS without relying upon any state approvals for direct landfill disposal. In 2000, the Company obtained registration under FIFRA by the EPA of a new version of LTS called LTS Plus. The Company must still seek numerous state and local registrations of LTS Plus to allow such product to be landfilled in such places. The EPA's change in policy could cause the Company to become subject to an order to stop sales of the original version of LTS or be subject to fines, penalties or other regulatory enforcement procedures, any one or more of which could have a material adverse effect on the Company and its results of operations.

Risks of Obsolescence. Many companies are engaged in the development of products and technologies to address the need for safe and cost-effective prevention of infection in healthcare markets. There can be no assurance that superior products or technologies will not be developed or that alternative approaches will not prove superior to the Company's infection control products. For example, some companies are attempting to develop technologies to sterilize equipment maintained in the operating room which would compete directly with the Company's equipment drapes. Any such developments would have a material adverse effect on the Company's operations and profitability.

Risks affecting the OREX Products and Services.

Reduced OREX Market Potential. During 2001, the Company and Allegiance jointly agreed to cease further efforts to market the OREX Degradables products to the healthcare industry. Accordingly, the Company is not making any sales of OREX products to the healthcare industry, nor is the Company seeking to commercialize such products in such industry. The Company currently believes that it will have to reduce its costs to manufacture OREX Degradables products or the healthcare industry will have to increase the price it is willing to pay for the Company's OREX Degradables products (such as might occur in the event of an increase in the cost to dispose of potentially infectious healthcare products which might be replaced by OREX Degradables) in order to re-introduce the OREX Degradables products to the healthcare marketplace. If the Company elects to reenter the healthcare market prior to the expiration in April 2003 of the Company's exclusive license to Allegiance of OREX Degradables products for use in healthcare markets, the Company will be required to first offer such opportunity to Allegiance on terms at least as favorable to Allegiance as those contained in the Company's prior license and supply agreement with Allegiance.

OREX Commercialization Risks. The Company currently focuses primarily on the nuclear power industry in its efforts to commercialize it OREX Degradables products and services. Sales of the Company's products and services to the nuclear industry during 2001 approximated $200,000. Accordingly, the Company has only very limited experience in the nuclear industry, and there is no assurance that the nuclear industry will purchase the Company's products and services. Among the risks the Company encounters in seeking to commercialize its products in the nuclear industry are the following:

- Commercialization of these products will require the purchaser and user of these products to change their existing purchasing patterns;

- Because Isolyser currently has commercially available only a limited number of OREX Degradable products and therefore cannot currently replace all traditional products with OREX Degradables, potential customers may not yet justify a large-scale conversion to OREX Degradable products;

- To realize the full benefits of OREX Degradables, users of these products will be required to change the way in which they dispose of these products by returning such products to Isolyser's contract processor to incorporate the MICROBasix dissolution process and disposal procedures;

- Isolyser's sales and marketing force representing the OREX products and disposal services is limited to very few individuals at OTI and ETI, some of whom also provide administrative services;

- Isolyser depends upon its contract processing company, ETI, to commercialize the disposal service component of the OREX Degradables product because ETI holds exclusive rights in the United States and Canada to provide such disposal services through December 31, 2004, subject to certain performance related conditions;

- Because ETI is a very small, privately held company with limited capital resources and personnel, ETI may encounter difficulties in providing disposal services to users of OREX Degradables which could adversely affect the Company's marketing of OREX Degradables products to the nuclear industry;

- The MICROBasix processor has not been used on a commercial scale and the Company risks that such processing equipment will not perform adequately to realize the potential benefits of OREX Degradables in the nuclear industry;

- While ETI is responsible for obtaining all regulatory approvals to operate the MICROBasix processor, and while ETI has advised the Company that it has obtained all such approvals, difficulties may be encountered in maintaining existing regulatory approvals in effect and obtaining future regulatory approvals necessary to process OREX Degradables;

- The Company may have difficulty obtaining a regular supply of adequate qualities of finished goods OREX Degradable products having uniformly acceptable performance qualities which may cause Isolyser to lose customers;

- The Company may have difficulty obtaining an inventory of OREX Degradables in finished form on acceptable terms and at an acceptable cost;

- Past concerns with prior OREX Degradables product performance or future deficiencies in performance of such products may result in the inability to convert new customers to OREX Degradables or retain existing customers;

- Competitors may try to sell traditional products to the nuclear market using aggressive marketing and selling strategies to protect their market position and discourage the acceptance of OREX Degradables products and services by the nuclear market; and

- Long term supply contracts entered into by potential purchasers of OREX Degradables in the nuclear industry may prevent such customers from purchasing OREX Degradables.

The Company has not been successful to date in its efforts to obtain substantial acceptance of its OREX Degradables products in their target markets. There can be no assurance that the Company's products will achieve or maintain substantial acceptance in their target markets. In addition to market acceptance, various factors, including delays in improvements to products and new product development and commercialization, delays in expansion of manufacturing capability, new product introductions by competitors, price, competition, delays in regulatory clearances and delays in expansion of sales and distribution channels could materially adversely affect the Company's operations and profitability.

OREX Manufacturing and Supply Risks. To relieve itself of the overhead burden associated with owning its own manufacturing facilities, the Company sold its former OREX manufacturing facilities and now depends entirely upon third parties to manufacture its OREX Degradables products. If the Company is not able to obtain its products from its manufacturers, if such products do not comply with the specifications or if the prices at which the Company purchases its products are not competitive with traditional products, the Company's sales and profits will suffer.

The cost for OREX raw materials has been high relative to raw materials used in competitive products such as cotton, polyester and nylon. The Company obtains its raw materials from various sources but risks exist in obtaining the quality and quantity of PVA at a price that will allow the Company to be competitive with manufacturers of conventional disposable and reusable products. The prices for these raw materials have affected the ability of the Company to be price competitive with conventional disposable and reusable products, both reducing sales and adversely affecting profits.

The Company does not have significant experience obtaining large, commercial quantities of OREX Degradables products to meet its obligations, and the Company's third party manufacturers have not regularly manufactured these products in the quantities required for commercial sales. The Company might have difficulties in receiving adequate quantities of products, receiving such products on schedule and having such products conform with its requirements. The Company does not maintain contracts with its suppliers for its OREX Degradables products. To the extent the Company does not hold a contract for the supply of its products, the Company may be at a greater risk in obtaining its products and controlling its costs for products.

Production in China and elsewhere outside the United States exposes the Company to risks related to currency fluctuations, political instability and other risks inherent in manufacturing in foreign countries. Certain textiles and similar products for material (including certain OREX Degradables woven products) imported from China to the United States are subject to import quotas which restrict total volume of such items available for import by the Company, creating risks of limited availability and increased costs for certain OREX Degradables woven products.

To date, the Company has been unable to manufacture OREX Degradables film and thermoformed and extruded products at an acceptable cost. The Company has recently begun to develop the use of new polymers, called NDP, to test manufacture OREX Degradables film and thermoformed and extruded products. While the Company has undertaken an evaluation of these new products, no assurances can be provided that the Company will be successful in manufacturing on a commercial basis OREX Degradables products from these polymers or that such products will comply with applicable regulatory requirements.

The Company has from time to time experienced delays in manufacturing certain OREX Degradables products. The Company has also from time to time encountered dissatisfaction with certain quality or performance characteristics of its products. These delays and quality or performance issues have resulted in the loss of customers. There can be no assurance that future delays or quality concerns will not occur or that past customer relations on these products will not adversely affect future customer relations and operating results.

The Company is continually in the process of making improvements to its technologies and systems for manufacturing its OREX Degradables products, while simultaneously marketing and supplying various of these products. From time to time, the Company has invested in inventory of certain OREX Degradables products which subsequently have been rendered obsolete by improvements in manufacturing technologies and systems. There can be no assurances that possible future improvements in manufacturing processes or products, or abandonment or reduction of selling efforts, will not render other inventories of product obsolete, thereby adversely affecting the Company's financial condition and operating results.

The production of the Company's products is based in part upon technology that the Company believes to be proprietary. The Company has provided this technology to contract manufacturers, on a confidential basis and subject to use restrictions, to enable them to manufacture products for the Company. There can be no assurance that such manufacturers or other recipients of such information will abide by any confidentiality or use restrictions.

Risks Affecting Protection of Technologies. The Company's success will depend in part on its ability to protect its technologies. The Company relies on a combination of trade secret law, proprietary know-how, non-disclosure and other contractual provisions and patents to protect its technologies. Failure to adequately protect its patents and other proprietary technologies, including particularly the Company's intellectual property concerning its OREX Degradables, could have a material adverse effect on the Company and its operations. The Company holds various issued patents and has various patent applications pending relative to its OREX Degradables products. See "Business – Technology and Intellectual Property."

Although management believes that the Company's patents and patent applications provide or will provide adequate protection, there can be no assurance that any of the Company's patents will prove to be valid and enforceable, that any patent will provide adequate protection for the technology, process or product it is intended to cover or that any patents will be issued as a result of pending or future applications. Failure to obtain the patents pursuant to the Company's patent applications could have a material adverse effect on the Company and its operations. It is also possible that competitors will be able to develop materials, processes or products, including other methods of disposing of contaminated waste, outside the patent protection the Company has or may obtain, or that such competitors may circumvent, or successfully challenge the validity of, patents issued to the Company. Although there is a statutory presumption of a patent's validity, the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. In the event that another party infringes the Company's patent or trade secret rights, the enforcement of such right is generally at the option of the Company and can be a lengthy and costly process, with no guarantee of success. Further, no assurance can be given that the Company's other protection strategies such as confidentiality agreements will be effective in protecting the Company's technologies. Due to such factors, no assurance can be given that the various components of the Company's technology protection arrangements utilized by the Company, including its patents, will be successful in preventing other companies from making products competitive with those offered by the Company, including OREX Degradables.

Although to date no claims have been brought against the Company alleging that its technology or products infringe upon the intellectual property rights of others, there can be no assurance that such claims will not be brought against the Company in the future, or that any such claims will not be successful. If such a claim were successful, the Company's business could be materially adversely affected. In addition to any potential monetary liability for damages, the Company could be required to obtain a license in order to continue to manufacture or market the product or products in question or could be enjoined from making or selling such product or products if such a license were not made available on acceptable terms. If the Company becomes involved in such litigation, it may require significant Company resources, which may materially adversely affect the Company. See "Business – Technology and Intellectual Property".

Risks of Technological Obsolescence. Many companies are engaged in the development of products and technologies to address the need for safe and cost-effective disposal of potentially infectious and hazardous waste. There can be no assurance that superior disposal technologies will not be developed or that alternative approaches will not prove superior to the Company's products. The Company's products could be rendered obsolete by such developments, which would have a material adverse effect on the Company's operations and profitability.

OTI Regulatory Risks. Introduction of the Company's OREX Degradables products into non-healthcare industries will require compliance with additional regulatory requirements. While the Company seeks to engage the services of companies having expertise in engineering systems to comply with these regulatory requirements, the Company or its independent contractors may not be able to develop satisfactory solutions to regulatory requirements at an acceptable cost. The Company currently relies upon ETI, its independent contractor holding exclusive OREX processing rights in the U.S. and Canadian, to comply with applicable regulations affecting such industry. Until the Company commences commercial sales of products, the Company may not be able to anticipate all requirements to successfully commercialize OREX Degradables in these other industries. Accordingly, no assurances can be provided that OREX Degradables will be an attractive product to non-healthcare industries.

ITEM 2. PROPERTIES

The Company maintains approximately 10,800 square feet of office, manufacturing, production, research and development and warehouse space located in Norcross, Georgia under a sub-lease agreement which expires January 30,

2005. The Company also leases from a local economic development authority a 13,000 square foot administrative building located in Columbus, Mississippi under a lease which expires December 31, 2007.

The Company conducts its equipment drape and fluid control manufacturing business from three locations. In Columbus, Mississippi the Company owns an 80,000 square foot manufacturing building and leases on a month-to-month basis a 40,000 square foot warehouse facility. The Company leases five manufacturing facilities totaling 123,500 square feet located in the Dominican Republic which expire at various dates through 2007. The Company leases a 37,700 square foot facility in Tyler, Texas where it manufactures equipment drapes and materials for other drape converters under a lease which expires July 31, 2002, subject to two renewal options for five years each. The Company leases a 7,500 square foot manufacturing facility in Athens, Texas where it manufactures equipment drapes under a lease that expires on April 1, 2004. The Company also leases a 5,000 square foot manufacturing and warehouse facility in Waynesville, North Carolina where it produces prototypes of surgical drapes under a month-to-month lease.

The Company also leases approximately 69,000 square feet of warehouse and distribution space in Jacksonville, Florida. The Company uses this facility for distribution of finished products, distribution of materials to the Company's Dominican Republic facility and light manufacturing under a lease expiring April 30, 2003.

Through a subsidiary, the Company leases approximately 9,000 square feet of space near Manchester, England, approximately 7,000 of which is used for warehouse space and 2,000 of which is used for office space.

The Company believes that its present facilities are adequate for its current requirements.

ITEM 3. LEGAL PROCEEDINGS

From time to time the Company is involved in litigation and legal proceedings in the ordinary course of business. Such litigation and legal proceedings have not resulted in any material losses to date, and the Company does not believe that the outcome of any existing lawsuits will have a material adverse effect on its business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no submissions of matters to a vote of the Company's shareholders during the three months ended December 31, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock is traded and quoted on The Nasdaq Stock Market under the symbol "OREX". The following table shows the quarterly range of high and low sales prices of the common stock during the periods indicated since December 31, 1999.

	Common Stock	
Quarter Ended	High	Low
2001		
First Quarter	$1.47	$0.69
Second Quarter	$2.60	$0.75
Third Quarter	$1.98	$1.09
Fourth Quarter	$2.74	$1.35
2000		
First Quarter	$6.97	$2.88
Second Quarter	$5.47	$3.00
Third Quarter	$3.50	$1.88
Fourth Quarter	$2.47	$0.50

On March 15, 2002, the closing sales price for the common stock as reported by The Nasdaq Stock Market was $2.97 per share.

As of March 15, 2002, the Company had approximately 1,300 shareholders of record.

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Moreover, the Company's credit facility prohibits the Company from declaring or paying cash dividends without the prior written consent of its lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources". Accordingly, the Company does not intend to pay cash dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth summary historical financial data for each of the five years in the period ended December 31, 2001. During the first quarter of 2001, the Company acquired the drape and CleanOp product lines of Deka Medical and acquired the MICROBasix processor equipment and related technology. In October, 2000, Microtek acquired the urology drape product line of Lingeman Medical Products, Inc. During 1999, the Company disposed of its former corporate headquarters, substantially all of the assets of its MedSurg Industries, Inc. subsidiary and all of its capital stock in its White Knight Healthcare, Inc. subsidiary, and during 1998 the Company disposed of its Arden and Charlotte, North Carolina and Abbeville, South Carolina manufacturing facilities, its industrial and Struble & Moffitt divisions of its White Knight subsidiary, and substantially all of the net assets of its SafeWaste subsidiary. The summary historical financial data should be read in conjunction with the historical consolidated financial statements of the Company and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data appearing elsewhere in this Form 10-K. The summary historical financial data for each of the five years in the period ended December 31, 2001 has been derived from the Company's audited consolidated financial statements.

Statement of Operations Data (in thousands, except per share data)	Year Ended December 31, 1997	1998	1999	2000	2001
Net sales	$ 159,940	$ 147,643	$ 97,554	$ 53,931	$ 79,470
Licensing revenues	-	-	1,500	2,433	1,497
Total revenues	159,940	147,643	99,054	56,364	80,967
Cost of goods sold	142,094	109,936	61,970	35,938	48,497
Gross profit	17,846	37,707	37,084	20,426	32,470
Operating expenses					
Selling, general and administrative	43,422	40,182	26,596	21,246	25,166
Research and development	2,601	3,906	3,724	4,098	1,644
Amortization of intangibles	3,847	2,052	1,440	1,780	1,520
Impairment charge	57,310	7,445	769	-	-
Restructuring charge	-	-	-	1,555	-
Gain on dispositions	-	-	(628)	(21)	-
Total operating expenses	107,180	53,585	31,901	28,658	28,330
(Loss) income from operations	(89,334)	(15,878)	5,183	(8,232)	4,140
Net other expense	(3,415)	(3,223)	(1,195)	(3,755)	(489)
(Loss) income before tax, extraordinary items and cumulative effect of change in accounting principle	(92,749)	(19,101)	3,988	(11,987)	3,651
Income tax provision (benefit)	354	540	1,291	155	(1,138)
(Loss) income before extraordinary item and cumulative effect of change in accounting principle	(93,103)	(19,641)	2,697	(12,142)	4,789
Extraordinary item (1)	-	(1,404)	-	-	-
Cumulative effect of change in accounting principle (2)	800	-	-	-	-
Net (loss) income	$ (93,903)	$ (18,237)	$ 2,697	$ (12,142)	$ 4,789
Net (loss) income per share - Basic and Diluted					
(Loss) income before extraordinary item and cumulative effect of change in accounting principle	$ (2.37)	$ (0.49)	$ 0.07	$ (0.29)	0.11
Extraordinary items	-	0.04	-	-	-
Cumulative effect of change in accounting principle	(0.02)	-	-	-	-
Net (loss) income per share - Basic and Diluted	$ (2.39)	$ (0.45)	$ 0.07	$ (0.29)	$ 0.11
Weighted average number of common and common equivalent shares outstanding – Basic	39,273	39,655	40,318	41,269	41,651
Weighted average number of common and common equivalent shares outstanding – Diluted	39,273	39,655	41,158	43,221	41,842

(1) Gives effect to the gain from the extinguishment of debt in 1998.

(2) Reflects the adoption of Emerging Issues Task Force ("EITF") Consensus No. 97-13, "Accounting for Costs in Connection with a Consulting Contract or an Internal Process that Combines Processing Reeingineering and Information Technology Costs Transformation."

Balance Sheet Data: (in thousands)	Year Ended December 31, 1997(1)	1998(2)	1999	2000	2001
Working capital	$ 72,408	$ 39,124	$ 44,090	$ 34,372	$ 44,946
Intangible assets, net	30,803	29,128	23,071	23,057	26,351
Total assets	144,334	109,518	95,339	76,969	94,330
Long-term debt	37,546	19,376	4,059	1,673	13,313
Total shareholders' equity	86,117	68,675	74,722	63,598	69,588

(1) Pursuant to SFAS No. 121 the Company classified $35.8 million of net assets related to its OREX manufacturing facilities and White Knight subsidiary as held for sale, and included such amount in current assets.

(2) Pursuant to SFAS No. 121 the Company classified $9.9 million of net assets related to its White Knight subsidiary and its former headquarters building as held for sale, and included such amounts in current assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

On March 31, 1999, the Company disposed of its former corporate headquarters in Norcross, Georgia. Effective May 31, 1999, the Company disposed of the stock of its former White Knight subsidiary, which manufactured and sold non-woven products primarily to healthcare markets. On July 12, 1999, the Company sold to Allegiance substantially all of the assets of the Company's MedSurg Industries subsidiary, which assembled and sold custom procedure trays to hospitals. On July 12, 1999, the Company also granted to Allegiance an exclusive worldwide license to the Company's proprietary technologies to manufacture, use and sell products made from its OREX material for healthcare applications. In October, 2000, Microtek acquired the urology drape product line of Lingeman Medical Products, a former customer of Microtek. During first quarter 2001, the Company acquired the drape and CleanOp product lines of Deka Medical and acquired the MICROBasix processor equipment and related technology. Also during 2001, the Company and Allegiance mutually agreed to discontinue efforts to commercialize the OREX products and technology in the healthcare market.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net revenues in 2001 were $81.0 million, an increase of $24.6 million or 43.7 percent over the $56.4 million of net revenues reported in 2000. Excluding licensing revenues associated with the amortization of the $10.5 million payment by Allegiance allocated to the Company's Supply and License Agreement with Allegiance, net revenues in 2001 were $79.5 million as compared to $53.9 million in 2000, an increase of 47.4 percent. The increase in net revenues is due to Microtek's acquisition of the drape and CleanOp product lines of Deka Medical in the first quarter of 2001, internal growth in Microtek's core product revenues, and products newly introduced by Microtek.

For 2001, Microtek's net revenues totaled $78.6 million, an increase of $26.5 million or 50.9 percent over net revenues of $52.1 million reported in 2000. Microtek's domestic revenues, which were $68.7 million or 87.3 percent of Microtek's total net revenues in 2001, increased by $22.3 million or 47.9 percent over 2000. Microtek's domestic revenues are generated through two primary channels or customer categories, hospital branded and contract manufacturing (commonly referred to as OEM). Hospital branded revenues were 55.3 percent and OEM revenues were 44.7 percent of total domestic revenues in 2001 as compared to 72.1 percent and 27.9 percent, respectively, in 2000. Hospital branded revenues in 2001 increased by $4.5 million to $38.0 million from $33.5 million in 2000. The single most significant contributor to the increase in hospital branded revenues was the CleanOp product line acquired from Deka Medical. Additionally, Microtek's core hospital branded revenues demonstrated internal growth in 2001 of greater than 10 percent. OEM revenues in 2001 increased by $17.8 million to $30.7 million from $12.9 million in 2000. The significant contributors to the increase in OEM revenues in 2001 were sales of the angiography drape products acquired from Deka Medical and internal growth of greater than 10 percent.

Microtek's international revenues, which accounted for the remaining 12.7 percent of its 2001 net revenues, strengthened in the latter half of the year to reach $9.9 million for the year, an increase of $4.2 million or 74.3 percent over 2000. The improvements in 2001 are attributable to international revenues stemming from the Deka Medical acquisition and internal growth in excess of 10 percent.

OTI's net revenues were $2.2 million in 2001, approximately $1.9 million less than 2000. Licensing revenues in 2001 were $1.5 million as compared to $2.4 million in 2000. The reduction in OTI's net revenues in 2001 is due to this non-cash reduction in licensing revenues in 2001 of $900,000 and lower healthcare and automotive product sales. OTI will cease to recognize the non-cash licensing revenues in December 2002. The declines in OTI's product sales reflect in part the Company's increased focus on the more profitable Microtek business and the cessation of marketing efforts with respect to OTI's products and services in the healthcare and automotive industries. Slightly offsetting the above noted declines were OTI's first significant revenues in the nuclear power industry of approximately $200,000 during 2001. The Company's commercialization efforts and relationships within the nuclear power industry continue to strengthen with continued favorable customer response to product usage of the OREX™ protective clothing.

Gross margins in 2001 were 40.1 percent, as compared with 36.2 percent for 2000. The 2000 margins were negatively impacted by a $3.5 million OTI inventory impairment charge recorded in the fourth quarter of 2000. Excluding the impact of this impairment charge, the 2000 gross margins would have been 42.4 percent. Microtek's gross margin declined slightly from 41.9 percent in 2000 to 39.3 percent in 2001 as a result of relatively higher OEM product revenues which have slightly lower margins than branded products, costs incurred in the first three quarters of the year related to transitioning production from Microtek's former plant in Mexico to its facility in the Dominican Republic, and costs to integrate the product lines acquired from Deka Medical.

Operating expenses as a percentage of net revenues in 2001 were 35.0 percent, down from 50.8 percent in 2000. Included in operating expenses for 2000 are $1.6 million of restructuring charges recorded in 2000.

Selling, general and administrative expenses were $25.2 million or 31.1 percent of net revenues in 2001, versus $21.2 million or 37.7 percent of net revenues for 2000. The overall increase in the absolute dollar amount of selling, general and administrative expenses is due in part to product lines acquired from Deka Medical and increases in variable selling costs resulting from increased net revenues in 2001. The improvements in selling, general and administrative expenses as a percentage of net revenues in 2001 result from increased revenues in 2001 and cost control and expense reduction efforts, particularly in corporate overhead expenses, begun in the fourth quarter of 2000.

Microtek's operating expenses, which include corporate administrative expenses, as a percentage of net revenues decreased to 31.5 percent for 2001 from 39.3 percent in 2000. This improvement as a percentage of net revenues is directly attributable to increased revenues and corporate cost reductions implemented during 2001 and to the impact of a fourth quarter 2000 charge of $711,000 for plant closures and severance packages. OTI's operating expenses in 2001 decreased by $4.7 million or 59.0 percent from 2000. Included in OTI's operating expenses for 2000 was approximately $844,000 in restructuring and impairment charges. The improvements in operating expenses result from the impact of the 2000 restructuring and impairment charges, together with OTI's focus during 2001 on cost reductions.

Research and development expenses were $1.6 million in 2001 as compared to $4.1 million in 2000. Significant reductions in product development costs in 2001 have resulted in savings of $2.5 million in research and development expenses as compared to 2000. This reduction in research and development expenses reflects the Company's more narrow focus on new market opportunities, for example the nuclear power industry for its OREX Degradable products.

Amortization of intangibles in 2001 was $1.5 million, a decrease of $260,000 from amortization expenses in 2000. This decrease results from the effect of the write-off in 2000 of intangible assets related to operations that were disposed of which was partially offset by increased amortization in 2001 with respect to intangible assets acquired in the Deka and MICROBasix™ acquisitions during the first quarter of 2001.

Income from operations for 2001 was $4.1 million, versus a loss from operations of $8.2 million in 2000. For 2001, Microtek's operating profit in 2001 was $6.2 million, a 361.5 percent increase over the operating profit of $1.3 million recorded in 2000. The operating losses recorded by the Company's OTI division in 2001 were $1.8 million, which represents an 80.5 percent improvement over the $9.4 million in operating losses recorded in 2000.

Interest expense, net of interest income, was $489,000 in 2001 as compared to interest income, net of interest expense, of $349,000 in 2000. The increase in net interest expense is the result of higher interest expense in 2001 and lower interest income on cash and cash equivalents which are attributable to borrowings on the Company's line of credit facility in 2001 and lower cash balances as a result of the 2001 acquisitions.

The Company's provision for income taxes in 2001 reflects a net income tax benefit of approximately $1.1 million which is comprised of a $1.5 million benefit related to the decrease in the Company's valuation allowance with respect to certain of its deferred tax assets, principally its net operating loss carryforwards, and the offsetting state and foreign income tax provision for 2001 of approximately $413,000.

The resulting net income for 2001 was $4.8 million, or $0.11 per basic and diluted share. This result reflect significant improvement over the net losses of $12.1 million, or $.29 per basic and diluted share reported for 2000, which included impairment and restructuring charges totaling $9.1 million.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net revenues in 2000 were $56.4 million compared to $99.1 million for 1999, a decline of 43.1%. Excluding sales of businesses sold during 1999, net revenues in 2000 decreased 6.7 percent from net revenues in 1999.

Included in 2000 revenues are $2.4 million of licensing revenues associated with the amortization of the $10.5 million payment by Allegiance Healthcare allocated to the Company's Supply and License Agreement with Allegiance Healthcare. During 2000, the license fee amortization was reduced proportionately by the settlement of indemnification claims by Allegiance and other adjustments totaling $3.5 million, of which $2.5 million was satisfied by the application of funds in escrow. License revenues in 1999 were $1.5 million.

Sales of Microtek products decreased 9.7 percent to $52.1 million during 2000 as compared to $57.7 million during 1999. This decease was primarily a result of increased sales in 1999 from a short-term manufacturing contract arrangement with Allegiance as well as continuing reductions in purchases of safety products by Allegiance Healthcare during 2000. Excluding the non-recurring business with Allegiance Healthcare in 1999, Microtek sales increased 0.8 percent from $51.7 million in 1999 to $52.1 million in 2000.

In 2000, Microtek's domestic revenues totaled $46.4 million, or 89.1 percent of Microtek's total net revenues for the year, a decrease of $4.5 million or 8.8 percent from the $50.9 million recorded in 1999. Microtek's 2000 domestic revenues were generated through two primary channels or customer categories, hospital branded and contract manufacturing (commonly referred to as OEM). Hospital branded revenues were 72.1 percent and OEM revenues were 27.9 percent of total domestic revenues in 2000, as compared to 63.5 percent and 36.5 percent, respectively, in 1999. Hospital branded revenues in 2000 increased by approximately $1.2 million to $33.5 million from $32.3 million in 1999. This increase is due primarily to the net effect of higher hospital sales and lower safety product sales in 2000. During 2000, sales of the Company's safety products continued to be materially adversely affected by the substantial reduction in purchases of LTS products by Allegiance Healthcare, the largest distributor of such products, and adverse regulatory developments related to the change in policy by the EPA requiring registration of the new LTS-Plus product prior to its introduction into the market. This policy change by EPA also forced the withdrawal of all landfill approvals for conventional LTS products in mid-1998. LTS-Plus, the new generation treatment product, has now been registered by the EPA as a treatment for liquid medical waste and subsequent approvals for direct landfill disposal have been issued by many states. The Company introduced LTS-Plus into the market during the first quarter of 2001. OEM revenues decreased by $5.7 million in 2000 to $12.9 million from $18.6 million in 1999 primarily due to the one-time manufacturing contract arrangement with Allegiance Healthcare in 1999 described above. Microtek's acquisition of the urology drape product line of Lingeman Medical Products in 2000 did not have a material impact on Microtek's operating results because Lingeman Medical Products was formerly an OEM private label customer of Microtek.

Microtek's international revenues, which accounted for the remaining 10.9 percent of its 2000 net revenues, totaled $5.7 million, as compared to $6.8 million or 11.8 percent of its 1999 net revenues. The decline in international revenues in 2000 is attributable to weakening market conditions, a change in international sales channels and increased competitive and pricing pressures abroad which adversely impacted Microtek's net revenues.

OTI's net revenues totaled $4.0 million in 2000 as compared to $2.7 million in 1999, an increase of 50.9 percent. Excluding license revenues, OTI's net revenues in 2000 and 1999 were $1.6 million and $1.2 million, respectively, an increase of 36.6 percent. Sales of OREX Degradables in 2000 did not contribute any gross profit to the Company's operating results.

Gross profit in 2000 was $20.4 million or 36.2 percent of net revenues compared to $37.1 million or 37.4 percent of net revenues in 1999. Excluding gross profits from the amortization of licensing revenues, gross margin was 33.4 percent in 2000 as compared to 36.5 percent in 1999. Included in cost of goods sold in 2000 was a charge of $3.5 million related to increased reserves for excess and obsolete OREX inventories, with no similar expense in 1999. Microtek's gross margins declined from 46.0 percent in 1999 to 41.9 percent in 2000. This decline was primarily attributable to reduced efficiencies resulting from the termination of a short-term manufacturing contract arrangement with Allegiance Healthcare in 1999.

Operating expenses as a percentage of net revenues in 2000 were 50.8 percent as compared to 32.2 percent in 1999. The Company recorded operating expense restructuring charges during 2000 of $1.6 million compared to $769,000 of impairment charges in 1999. Included in the 2000 charges were severance payments to former officers and employees, write-offs related to consulting arrangements, write-off of lease payments for closed offices and the impairment of equipment. The 1999 impairment charges were attributed to the disposition of the Company's interests in its White Knight subsidiary of $1.6 million partially offset by a $821,000 adjustment of a previous impairment charge associated with the 1998 sale of its White Knight industrial business.

Selling, general and administrative expenses were $21.2 million or 37.7 percent of net sales in 2000 as compared to $26.6 million or 26.8% of net sales in 1999. The decrease in the absolute dollar amount of selling, general and administrative expenses is due to operations sold during 1999, partially offset by a $3.2 million increase in these expenses incurred with respect to the Company's continuing operations. Expense categories with significant increases included legal, audit and tax services, consulting and investor relations. Additionally, the Company incurred higher distribution freight expense due to rising fuel costs.

Microtek's operating expenses, which include corporate administrative expenses, totaled $20.5 million, or 39.3 percent of Microtek's net revenues in 2000, as compared to $16.5 million in 1999, or 30.1 percent of Microtek's net revenues. The increases in the absolute dollar amount of operating expenses and in operating expenses as a percentage of net revenues are attributable to higher corporate administrative costs in 2000, the fourth quarter 2000 charge of $711,000 related to plant closures and severance packages and lower net revenues in 2000. OTI's operating expenses in 2000 totaled $8.0 million, a $3.0 million increase over the $5.0 million recorded in 1999. The increase in 2000 was comprised of $1.3 million in additional selling, general and administrative costs, $609,000 in additional amortization of intangibles related to operations that were disposed of, and $330,000 in additional research and development costs. Also included in the 2000 amount were restructuring and impairment charges of $844,000.

Research and development expenses were $4.1 million in 2000 as compared to $3.7 million in 1999. Included in the increased research and development expenditures were costs for accelerated development of manufacturing fabrication technologies for the Company's line of Enviroguard products for healthcare. The Company also experienced unplanned expenditures for the design and development of its OREX processing units following the default of a vendor for the fabrication of such units.

Amortization of intangibles was $1.8 million or 3.2 percent of net sales in 2000. This compares to $1.4 million or 1.5 percent of net sales in 1999. The increase in 2000 is primarily due to the write-off of intangibles that related to operations that were disposed of.

Loss from operations in 2000 of $8.2 million compares with income from operations in 1999 of $5.2 million. Without the restructuring charges and provision for excess and obsolete OREX inventories described above, the Company would have reported a loss from operations in 2000 of $3.2 million.

Interest income, net of interest expense, in 2000 was $349,000 as compared to net interest expense of $1.2 million in 1999. The decline in net interest expense was primarily attributable to the elimination of the Company's outstanding balance in its revolver and term loan facility from proceeds of divestitures coupled with higher interest income on the Company's cash and cash equivalents.

During 2000, the Company decided to discontinue additional investment in Thantex Specialties and concluded that the recovery of the investment was unlikely. Accordingly, the investment was written off in 2000. The write-off of this investment amounted to $4.1 million, which included a $500,000 note receivable from Thantex.

The Company's provision for income taxes was $155,000 for 2000 compared to $1.3 million in 1999. Due to the Company's federal net operating loss carryforwards, the Company's 2000 income tax provision is comprised primarily of state and foreign income taxes.

The resulting net loss for 2000 was $12.1 million, or $0.29 per basic and diluted share as compared to net income of $2.7 million, or $.07 per basic and diluted share, in 1999.

Liquidity and Capital Resources

As of December 31, 2001, the Company's cash and cash equivalents totaled $10.6 million compared to $14.4 million at December 31, 2000.

During 2001, the Company utilized cash to finance the purchase of the drape and CleanOp product lines from Deka Medical and certain OREX™ processing equipment and related technology from MICROBasix LLC, to purchase other property and equipment, to make scheduled debt repayments related to previous acquisitions of businesses, to make payments under equipment and capital leases, and to fund working capital requirements. For 2001, net cash used in operating activities was $2.5 million; net cash used in investing activities was $13.4 million and net cash provided by financing activities was $12.1 million. The $2.5 million used in operating activities in 2001 results principally from the Company's significant increases in inventories and accounts receivable resulting from increased sales and the Deka Medical transaction. Also contributing to the use of cash in operating activities in 2001 were the decreases in accounts payable and the increases in prepaid expenses and other assets, which were partially offset by increases in accrued compensation and other liabilities. During 2001, cash used in investing activities included acquisition costs of $11.6 million for the drape and CleanOp product lines from Deka Medical and $675,000 for certain OREX™ processing equipment and related technology from MICROBasix LLC. Also during 2001, the Company invested $1.1 million in capital property and equipment, an amount comparable to the $1.1 million expended in 2000. The 2001 expenditures were primarily associated with the Company's expanded manufacturing operations in the Dominican Republic following the Deka Medical acquisition and investments to improve the Company's internal management information systems. During 2000, the Company purchased a portion of the assets of Lingeman Medical Products, Inc. for $1.8 million, consisting of $1.1 million in cash and a $675,000 note, and invested $249,000 in Consolidated EcoProgress and $44,000 in Global Resources, Inc. Cash provided by financing activities in 2001 was $12.1 million as compared to cash used in financing activities of $1.3 million in 2000. In 2001, borrowings under the Company's credit agreement provided $12.4 million, and proceeds from the exercise of stock options provided $820,000. Repayments of notes payable in 2001 totaled $778,000, and the Company repurchased 213,500 shares of common stock in 2001 for an aggregate amount of $343,000. In 2000, the Company repaid notes payable totaling $3.1 million, repurchased 496,000 shares of common stock for an aggregate of $898,000, and generated $2.0 million in proceeds from the exercise of stock options.

The Company maintains a credit agreement (as amended to date, the "Credit Agreement") with The Chase Manhattan Bank (the "Bank"), consisting of a $17.5 million revolving credit facility, maturing on June 30, 2004. Borrowing availability under the revolving credit facility is based on the lesser of (i) a percentage of eligible accounts receivable and inventory or (ii) $17.5 million, less any outstanding letters of credit issued under the Credit Agreement. Current borrowing availability under the revolving facility at December 31, 2001 was $1.9 million. Revolving credit borrowings bear interest, at the Company's option, at either a floating rate approximating the Bank's prime rate plus an interest margin (5.25% at December 31, 2001) or LIBOR plus an interest margin (4.16% at December 31, 2001). There was $12.4 million of outstanding borrowings under the revolving credit facility at December 31, 2001, and no outstanding borrowings under the revolving credit facility at December 31, 2000. On March 15, 2002, outstanding borrowings under the revolving credit facility were $9.7 million and borrowing availability was $4.4 million. The Credit Agreement provides for the issuance of up to $1.0 million in letters of credit. There were no outstanding letters of credit at December 31, 2001 or 2000. The Credit Agreement provides for a fee of 0.375% per annum on the unused commitment, an annual collateral monitoring fee of $35,000, and an outstanding letter of credit fee of 2.0% per annum. Borrowings under the Credit Agreement are collateralized by the Company's accounts receivable, inventory, equipment, Isolyser's stock of its subsidiaries and certain of the Company's plants and offices. The Credit Agreement contains certain restrictive covenants, including the maintenance of certain financial ratios and earnings, and limitations on acquisitions, dispositions, capital expenditures and additional indebtedness. The Company also is not permitted to pay any dividends. At December 31, 2001, the Company was in compliance with all of its financial covenants under the Credit Agreement.

The Company has entered into a contract requiring that it purchase certain minimum quantities of PVA fiber at a fixed price over a four year period expiring in August 2002. The Company prepaid its remaining purchase obligation under this contract is at a discounted amount in first quarter 2002.

During 2001, the Company had adequate cash and cash equivalents to fund its working capital requirements. If such requirements increase in the future, the Company anticipates seeking an increase to its revolving line of credit to the extent such requirements are not otherwise satisfied out of available cash flow or borrowings under the Company's existing line of credit. There can be no assurances that such an increase to the Company's revolving credit facility will be available to the Company.

Based on its current business plan, the Company currently expects that cash equivalents and short term investments on hand, the Company's existing credit facility and funds budgeted to be generated from operations will be adequate to meet its liquidity and capital requirements through 2002. However, currently unforeseen future developments and increased working capital requirements may require additional debt financing or issuances of common stock in 2002 and subsequent years.

Inflation and Foreign Currency Translation. Inflation has not had a material effect on the Company's operations. If inflation increases, the Company will attempt to increase its prices to offset its increased expenses. No assurance can be given, however, that the Company will be able to adequately increase its prices in response to inflation.

The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average exchange rates. The effect of foreign currency transactions was not material to the Company's results of operations for the year ended December 31, 2001. Export sales by the Company during 2001 were $9.9 million. Currency translations on export sales could be adversely affected in the future by the relationship of the U.S. Dollar with foreign currencies. In the future, the Company may import significant amounts of products from foreign manufacturers, exposing the Company to risks on fluctuations in currency exchange rates.

Critical Accounting Policies.

While the listing below is not inclusive of all of the Company's accounting policies, the Company's management believes that the following policies are those which are most critical and embody the most significant management judgments and the uncertainties affecting their application and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical policies are:

Revenue Recognition. The Company's revenues are derived from the sale of its products and are recognized at the time of shipment (i) when persuasive evidence of a sale arrangement exists, (ii) delivery has occurred, (iii) the price is fixed and determinable, and (iv) collectibility of the associated receivable is reasonably assured. As discussed below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of the Company's revenues for any period if management made different judgments or utilized different estimates.

All sales of the Company's products are evidenced by a binding purchase order as evidence of a sale arrangement. Sales through the Company's distributors are evidenced by a master agreement which governs the relationship together with a binding purchase order on a transaction by transaction basis. Delivery generally occurs when the Company's products are delivered to a common carrier.

At the time of a sale transaction, the Company assesses whether the related sales price is fixed and determinable based on the payment terms associated with the transaction. Sales prices due within the Company's normal payment terms, which are 30 to 60 days from the invoice date for its domestic customers and 90 to 120 days from the invoice date for international customers, are considered fixed and determinable. The Company does not generally extend payment terms outside its normal guidelines. The Company also assesses whether collection is reasonably assured at the time of the sale transaction based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer.

Sales Returns and Other Allowances and Allowance for Doubtful Accounts. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, management must make estimates of potential future product returns related to current period product revenues. The Company's sales arrangements do not generally include acceptance provisions or clauses. Additionally, the Company does not typically grant its distributors or other customers price protection rights or rights to return products bought, other than normal and customary rights of return for defects in materials or workmanship, and is not obligated to accept product returns for any other reason. Actual returns have not historically been significant. Management analyzes historical returns, current economic trends and changes in customer demand when evaluating the adequacy of its sales returns and other allowances.

Similarly, the Company's management must make estimates of the uncollectibility of its accounts receivables. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in its customers' payment terms when evaluating the adequacy of its allowance for doubtful accounts. The Company's accounts receivables at December 31, 2001 totaled $16.1 million, net of the allowance for doubtful accounts of $894,000.

Inventory Valuation. The preparation of the Company's financial statements requires careful determination of the appropriate dollar amount of the Company's inventory balances. Such amount is presented as a current asset in the Company's balance sheet and is a direct determinant of cost of goods sold in the statement of operations and therefore has a significant impact on the amount of net income reported in an accounting period. The basis of accounting for inventories is cost, which is the sum of expenditures and charges, both direct and indirect, incurred to bring the inventory quantities to their existing condition and location. The Company's inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out ("FIFO") method, which assumes that inventory quantities are sold in the order in which they are manufactured or purchased. The Company utilizes standard costs as a management tool. The Company's standard cost valuation of its inventories is adjusted at regular intervals to reflect the approximate cost of the inventory under FIFO. The determination of the indirect charges and their allocation to the Company's work-in-process and finished goods inventories is complex and requires significant management judgment and estimates. Material differences may result in the valuation of the Company's inventories and in the amount and timing of the Company's cost of goods sold and resulting net income for any period if management made different judgments or utilized different estimates.

On a periodic basis, management reviews its inventory quantities on hand for obsolescence, physical deterioration, changes in price levels and the existence of quantities on hand which may not reasonably be expected to be used or sold within the normal operating cycles of the Company's operations. To the extent that any of these conditions are believed to exist or the utility of the inventory quantities in the ordinary course of business is no longer as great as their carrying value, a reserve against the inventory valuation is established. To the extent that this reserve is established or increased during an accounting period, an expense is recorded in the Company's statement of operations, generally in cost of good sold. Significant management judgment is required in determining the amount and adequacy of this reserve. In the event that actual results differ from management's estimates or these estimates and judgments are revised in future periods, the Company may need to establish additional reserves which could materially impact the Company's financial position and results of operation.

As of December 31, 2001, the Company's inventories totaled $27.0 million, net of reserves for slow moving and obsolete inventories of $2.0 million. Management believes that the Company's inventory valuation, together with the recorded reserves for slow moving and obsolete inventories, results in carrying the inventory at the lower of cost or market.

Accounting for Income Taxes. In conjunction with preparing the Company's consolidated financial statements, management is required to estimate the Company's income tax liability in each of the jurisdictions in which the Company operates. This process involves estimating the Company's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as goodwill amortization, for tax and accounting purposes. These differences result in deferred tax assets or liabilities which are reflected in the Company's consolidated balance sheet. Management must also assess the likelihood that the Company's deferred tax assets will be recovered from future taxable income. To the extent that management believes that recovery is not likely, a valuation allowance must be established and reviewed in each accounting period. Increases in the valuation allowance in an accounting period requires that the Company record an expense within its tax provision in its consolidated statement of operations.

Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against the Company's net deferred tax assets. At December 31, 2001, the Company's net deferred tax assets totaled $2.0 million. The Company has recorded a valuation allowance of $40.4 million as of December 31, 2001, due to uncertainties related to the Company's ability to utilize some of its deferred tax assets, primarily consisting of net operating loss carryforwards, before they expire. The valuation allowance is based on management's estimates of taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the Company may need to adjust this valuation allowance which could materially impact the Company's financial position and results of operation.

Valuation of Long-Lived and Intangible Assets and Goodwill. The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable based on estimates of future undiscounted cash flows. Factors that are considered by management in performing this assessment include, but are not limited to, the following:

- The Company's performance relative to historical or projected future operating results;
- The Company's intended use of acquired assets or the Company's strategy for its overall business; and
- Industry or economic trends.

In the event that the carrying value of intangibles, long-lived assets and related goodwill is determined to be impaired, such impairment is measured using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. Net intangible assets, long-lived assets and goodwill, including property and equipment, amounted to $33.9 million as of December 31, 2001.

As discussed below, on January 1, 2002, the Company implemented Statement of Financial Account Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* and as a result, will cease to amortize approximately $22.5 million of goodwill but will continue to amortize other intangible assets. Goodwill amortization expense recorded during 2001 amounted to approximately $1.1 million. In lieu of amortization, the Company will be required to perform an initial impairment review of its goodwill in 2002 and an impairment review thereafter at least annually. The Company expects to complete its initial impairment review prior to reporting its operating results for the first quarter of 2002 and currently does not expect to record an impairment charge upon completion of this review. However, there can be no assurance that a material impairment charge will not be recorded at the time that this review is completed.

Newly Issued Accounting Standards.

In July 2001, the Financial Accounting Standards Board issued SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets.* SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and eliminates the use of the pooling-of-interests method. The application of SFAS 141 did not affect any of the Company's previously reported amounts included in goodwill or other intangible assets. SFAS 142 requires that the amortization of goodwill cease prospectively upon adoption and instead, the carrying value of goodwill be evaluated using an impairment approach. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS 142 is effective for fiscal years beginning after December 15, 2001, and was implemented by the Company on January 1, 2002. Beginning in 2002, the Company expects to discontinue amortizing goodwill but will continue to amortize other long-lived intangible assets. At December 31, 2001, goodwill approximated $22.5 million and other intangible assets approximated $3.9 million. Goodwill amortization in 2001 was approximately $1.1 million, or $.02 per share. The Company is currently evaluating the impact of the adoption of SFAS 142 on its consolidated financial statements.

Additionally, in August 2001, the FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Although SFAS 144 supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, it retains most of the concepts of that standard, except that it eliminates the requirement to allocate goodwill to long-lived assets for impairment testing purposes and it requires that a long-lived asset to be abandoned or exchanged for a similar asset be considered held and used until it is disposed (i.e., the depreciable life should be revised until the asset is actually abandoned or exchanged. Also, SFAS 144 includes the basic provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business, where that component can by clearly distinguished from the rest of the entity. The provisions of SFAS 144 generally are to be applied prospectively. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company is currently evaluating the impact of the adoption of SFAS 144 on the Company's consolidated financial statements.

Forward Looking Statements.

Statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report on Form 10-K that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements include, without limitation, statements regarding the Company's capital expenditure requirements, cash and working capital requirements, the Company's expectations regarding the adequacy of current financing arrangements, the likelihood of future impairment charges and other statements regarding future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. It should be noted that the Company's actual results could differ materially from those contained in such forward looking statements mentioned above due to adverse changes in any number of factors that affect the Company's business including, without limitation, risks associated with the commercialization of the Company's OREX Degradables products, manufacturing and supply risks, risks concerning the protection of the Company's technologies, risks of technological obsolescence, reliance upon distributors, regulatory risks, product liability and other risks described in this Annual Report on Form 10-K. See "Business - Risk Factors".

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operating results and cash flows are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The Company's cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less consisting entirely of U.S. Government securities or government backed securities. These investments are classified in accordance with SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities,* as available for sale securities and are stated at cost, which approximates market. As a result of the short-term nature of the Company's cash and cash equivalents, a change of market interest rates does not impact the Company's operating results or cash flow.

The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average exchange rates. The effect of foreign currency translations was not material to the Company's results of operations for the year ended December 31, 2001. Currency translations on export sales or import purchases could be adversely effected in the future by the relationship of the U.S. dollar with foreign currencies.

The Company's greatest sensitivity with respect to market risk is to changes in the general level of U.S. interest rates and its effect upon the Company's interest expense. At December 31, 2001, the Company had long-term debt totaling $12.9 million that bears interest at (i) a floating rate approximating the Prime Rate or (ii) LIBOR. Because these rates are variable, an increase in interest rates would result in additional interest expense and a reduction in interest rates would result in reduced interest expense.

The Company does not use any derivative instruments to hedge its interest rate expense. The Company does not use derivative instruments for trading purposes and the use of such instruments would be subject to strict approvals by the Company's senior officers. Therefore, the Company's exposure related to such derivative instruments is not expected to be material to the Company's financial position, results of operations or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and supplementary data are listed under Item 14(a) and filed as part of this report on the pages indicated.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

The current directors and executive officers of the Company are as follows:

Name	Position
Gene R. McGrevin	Chairman of the Board of Directors
Dan R. Lee	President and Chief Executive Officer, Director
J. Michael Mabry	Executive Vice President and Secretary
Donald E. McLemore	Executive Vice President
Roger G. Wilson	Chief Financial Officer and Assistant Secretary
Rosdon Hendrix	Director
Kenneth F. Davis	Director
John E. McKinley	Director
Ronald L. Smorada	Director

Gene R. McGrevin (age 59) was elected Chairman of the Board of Directors and acting President of the Company in April 1997, and currently serves as Chairman of Isolyser. Mr. McGrevin served as chairman of P.E.T.Net Pharmaceutical Services, LLC, a manufacturer and distributor of radiopharmaceuticals, from May 1997 until January 2001 and is currently a consultant for P.E.T.Net. Mr. McGrevin previously served as Vice Chairman and Chief Executive Officer of Syncor International Corp., a public company in the nuclear medicine industry, with which Mr. McGrevin was associated since 1989. Prior to managing Syncor, Mr. McGrevin served in executive positions with various healthcare businesses including President of the Healthcare Products Group of Kimberly-Clark Corporation, founder and President of a consulting firm specializing in the healthcare industry and an executive officer of VHA Enterprises, Inc.

Dan R. Lee (age 54) was elected to serve as President and Chief Executive Officer of the Company in December 2000, in addition to continuing his role as the President of Microtek Medical, Inc., a subsidiary of Isolyser. He became an executive officer of the Company following the conclusion of the acquisition of Microtek, and became a director of the Company in December 1996. Prior to accepting such positions with the Company, Mr. Lee had served as the Vice President and Chief Operating and Financial Officer of Microtek since 1987. Previous to that time, he was engaged in the public accounting practice, including more than five years with KPMG Peat Marwick.

Roger G. "Jerry" Wilson (age 57) was elected Chief Financial Officer, Treasurer and Assistant Secretary of the Company in December 2000 in addition to serving since December 1999 in the position of Vice President and Chief Financial Officer of Microtek. Mr. Wilson served as Vice President of Finance for the White Knight Healthcare subsidiary after its acquisition by Isolyser in 1995. Prior to accepting such positions, Mr. Wilson had served as corporate controller of White Knight Healthcare, Inc. since 1987. Mr. Wilson was also employed by Akzo America, Inc. for twelve years in various accounting and income tax management positions. Prior to that, Mr. Wilson, who is a Certified Public Accountant, practiced public accounting for seven years.

J. Michael Mabry (age 39) was elected Executive Vice President in October 1998 after serving as Vice President of Operations of the Company since May 1997. Additionally, he serves as President and Chief Executive Officer, as Chief Operating Officer of Microtek, as Chairman of MindHarbor, a technology services provider, and as President and Chief Executive Officer of Global Resources, Inc. ("GRI"), a material sourcing company. Prior to accepting the position of Executive Vice President, Mr. Mabry served in various positions with the Company (including Chief Information Officer) since his joining the Company in September 1995. From 1984 to 1995, Mr. Mabry was employed by DeRoyal Industries where his career advanced from software engineer to vice president of information systems and operations. He also serves as Secretary of the Company.

Donald "Don" E. McLemore, Ph.D. (age 51) was elected Executive Vice President in December 2000 and President of OREX Technology International, a division of Isolyser, in April 2000. Dr. McLemore served as Vice President of Research and Development for the Company from September 1999 until April 2000. Dr. McLemore joined Isolyser from Raychem Corporation, where was Director of Technology and Business Development for the OEM Electronics Division. Previously, Dr. McLemore was with Dow Chemical Company ("Dow") for 21 years, holding positions with increasing levels of responsibility for Research and Development management, including Director of Technology and Business Development in Dow's New Business unit.

Rosdon Hendrix (age 62) was elected a Director of the Company in December 1994. Until he retired in June 1992, Mr. Hendrix served for approximately 30 years in various financial positions for General Motors Corporation, including serving as Resident Comptroller from 1975 until his retirement. Since June 1992, Mr. Hendrix has engaged in efficiency consulting studies with various governmental authorities and businesses in Georgia.

Kenneth F. Davis (age 50) was elected a Director of the Company in January 1996. Dr. Davis has been a practicing surgeon on the staff of the Harbin Clinic and Redmond Regional Medical Center, Rome, Georgia since 1986. In addition, Dr. Davis serves on the Board of AmSouth Bank of Georgia, a publicly owned bank, as well as various other companies, including a privately held hospital consulting firm.

John E. McKinley (age 58) was elected a Director of the Company in May 1998. Between 1991 and 1996, Mr. McKinley was the principal operating officer of BankSouth Corporation, Atlanta, Georgia, where he was a Board member and Chairman of the Credit Policy Committee. Mr. McKinley also headed the Management Committee of Bank South, which included direct responsibility for credit policy, business banking and mortgage banking. From 1969 to 1991, Mr. McKinley worked with Citizens and Southern National Bank and C&S/Sovran where he was the chief credit officer of C&S Georgia Corporation and a senior vice president. Additionally, Mr. McKinley has taught in numerous banking schools and has authored or co-authored numerous books and articles on banking. Since 1996, Mr. McKinley has been engaged in private consulting services. Mr. McKinley also serves as a director of Inficorp Holdings, Inc.

Ronald L. Smorada (age 55) was elected a Director of the Company in May 1999. During the past five years, Dr. Smorada has been an active participant in the nonwovens industry holding senior management positions at Reemay, Fiberweb and BBA US Holdings, the latter being the parent of the former two, with nonwoven sales in excess of $800 million. Dr. Smorada worked in the development, acquisition and integration of new and existing businesses, both domestic and international. A major focus for him has been the application and conversion of science and technical concepts into meaningful businesses.

The Company's Articles of Incorporation adopt the provisions of the Georgia Business Corporation Code (the "Corporation Code") providing that no member of the Company's Board of Directors shall be personally liable to the Company or its shareholders for monetary damages for any breach of his duty of care or any other duty he may have as a director, except liability for any appropriation, in violation of the director's duties, of any business opportunity of the Company, for any acts or omissions that involve intentional misconduct or a knowing violation of law, for liability under the Corporation Code for unlawful distributions to shareholders, and for any transaction from which the director receives an improper personal benefit.

The Company's Bylaws provide that each officer and director shall be indemnified for all losses and expenses (including attorneys' fees and costs of investigation) arising from any action or other legal proceeding, whether civil, criminal, administrative or investigative, including any action by and in the right of the Company, because he is or was a director, officer, employee or agent of the Company or, at the Company's request, of any other organization. In the case of action by or in the right of the Company, such indemnification is subject to the same exceptions, described in the preceding paragraph, that apply to the limitation of a director's monetary liability to the Company. The Bylaws also provide for the advancement of expenses with respect to any such action, subject to the officer's or director's written affirmation of his good faith belief that he has met the applicable standard of conduct, and the officer's or director's written agreement to repay any advances if it is determined that he is not entitled to be indemnified. The Bylaws permit the Company to enter into agreements providing to each officer or director indemnification rights substantially similar to those set forth in the Bylaws, and such agreements have been entered into between the Company and each of the members of its Board of Directors and certain of its executive officers. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and Bylaws, it provides greater assurances to officers and directors that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights it provides.

Section 16(a) Beneficial Ownership Reporting Compliance.

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, Isolyser's executive officers and directors and any persons holding more than ten percent of the Company's common stock are required to file with the Securities and Exchange Commission and The Nasdaq Stock Market reports of their initial ownership of the Company's common stock and any changes in ownership of such common stock. Specific due dates have been established and the Company is required to disclose in its Annual Report on Form 10-K and Proxy Statement any failure to file such reports by these dates. Copies of such reports are required to be furnished to Isolyser. Based solely on its review of the copies of such reports furnished to Isolyser, or written representations that no reports were required, Isolyser believes that, during 2001, all of its executive officers (including the Named Executive Officers), directors and persons owning more than 10% of its common stock complied with the Section 16(a) requirements, except Mr. Wilson filed a report on a purchase of shares of the Company's common stock late.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to the Company's chief executive officer and each of the other executive officers of the Company serving at December 31, 2001 other than such chief executive officer (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Awards Options (#)	All Other Compensation
Dan R. Lee	2001	$248,558	$209,156	-	250,000	$ 18,116(1)
President and Chief Executive	2000	$174,634	$ 53,813	-	50,000	$ 11,894(2)
Officer	1999	$162,000	$127,044	-	35,081	$ 7,319(3)
J. Michael Mabry	2001	$150,000	$ 83,663	-	50,000	$ 5,877(4)
Executive Vice President and	2000	$162,500	$ 8,250	-	-	$ 6,554(5)
Secretary	1999	$152,885	$130,800	-	150,000	$ 5,968(6)
	2001	$156,346	-	-	-	$ 6,339(7)
Donald E. McLemore	2000	$146,538	$ 8,250	-	145,000	$ 24,804(8)
Executive Vice President	1999	$ 39,000(9)	-	-	25,000	$ 2,251(10)
Roger G. Wilson	2001	$149,519	$ 83,663	-	125,000	$ 6,239(11)
Chief Financial Officer	2000	$121,539	$ 25,625	-	25,000	$ 5,120(12)
	1999	$102,809	$ 44,167	-	5,000	$ 4,104(13)

(1) This amount represents $9,942 in contributions to a 401(k) plan, $2,036 for a $250,000 term life insurance policy, $138 for $100,000 of term life insurance and a $6,000 automobile allowance.

(2) This amount represents $6,985 in contributions to a 401(k) plan, $2,036 for a $250,000 term life insurance policy, $138 for $100,000 of term life insurance and a $6,000 automobile allowance.

(3) This amount represents $5,070 in contributions to a 401(k) plan, $2,036 for a $250,000 term life insurance policy and $213 for a $50,000 term life insurance policy.

(4) This amount represents $5,679 in contributions to a 401(k) plan and $108 for a $100,000 term life insurance policy.

(5) This amount represents $6,500 in contributions to a 401(k) plan and $54 for a $100,000 term life insurance policy.

(6) This amount represents $5,908 in contributions to a 401(k) plan and $60 for a $100,000 term life insurance policy.

(7) This amount represents $6,042 in contributions to a 401(k) plan and $297 for a $100,000 term life insurance policy.

(8) This amount represents $5,862 in reimbursements paid for relocation of residence, $8,792 in contributions to a 401(k) plan and $138 for a $100,000 term life insurance policy.

(9) This amount represents compensation paid from September 8, 1999, the date Dr. McLemore became an employee of the Company.

(10) This amount represents $2,251 in reimbursements paid for relocation of residence.

(11) This amount represents $5,981 in contributions to a 401(k) plan and $258 for a $100,000 term life insurance policy.

(12) This amount represents $4,862 in contributions to a 401(k) plan and $258 for a $100,000 term life insurance policy.

(13) This amount represents $4,104 in contributions to a 401(k) plan.

Employment Arrangements

Messrs. Lee and McLemore are not parties to employment agreements with the Company.

Mr. Mabry is a party to a three year employment agreement with the Company which commenced July 1, 2000. Such employment agreement specifies a minimum salary and benefits payable during the term of the employment agreement, and contains certain restrictive covenants including covenants relating to the protection of confidential information and restricting competition against the Company. The agreement is terminable by the Company or the employee with or without cause. In the event of a termination of the agreement by the Company without cause, or by the employee for good reason (as defined), the employee would generally be entitled to one year of salary as severance. In the event of any termination of the employee's employment following a change in control (as defined) of the Company, other than a termination of employment as a result of death or disability, then the Company is obligated to pay a severance amount equal to the employee's annual base salary as then in effect.

Mr. Wilson is a party to an employment agreement with Microtek under which he agreed to continue to serve as an employee until March 31, 2002, and which specifies a certain minimum salary and benefits. The agreement also includes certain restrictive covenants including covenants relating to the protection of confidential information. The agreement is terminable by the Company with or without cause. In the event of any termination of Mr. Wilson's employment by the Company without cause, it is obligated to pay the base salary provided in the agreement through the expiration of the agreement.

Employee Benefit Plans

1992 Stock Option Plan. In April 1992, the Board of Directors and shareholders of the Company adopted a Stock Option Plan (the "1992 Stock Option Plan"). The 1992 Stock Option Plan provides for the issuance of options to purchase up to 4,800,000 shares of common stock (subject to appropriate adjustments in the event of stock splits, stock dividends and similar dilutive events). Options may be granted under the 1992 Stock Option Plan to employees, officers or directors of, and consultants and advisors to, the Company who, in the opinion of the Compensation Committee, are in a position to contribute materially to the Company's continued growth and development and to its long-term financial success. The 1992 Stock Option Plan is administered by a committee appointed by the Board of Directors. The Compensation Committee has been designated by the Board of Directors as the committee to administer the 1992 Stock Option Plan. The purposes of the 1992 Stock Option Plan are to ensure the retention of existing executive personnel, key employees and consultants of the Company, to attract and retain new executive personnel, key employees and consultants and to provide additional incentives by permitting such individuals to participate in the ownership of the Company.

Options granted to employees may either be incentive stock options (as defined in the Internal Revenue Code (the "Code")) or nonqualified stock options. The exercise price of the options shall be determined by the Board of Directors or the committee at the time of grant, provided that the exercise price may not be less than the fair market value of the Company's common stock on the date of grant as determined in accordance with the limitations set forth in the Code. The terms of each option and the period over which it vests are determined by the committee, although no option may be exercised more than ten years after the date of grant and all options become exercisable upon certain events defined to constitute a change of control. To the extent that the aggregate fair market value, as of the date of grant, of shares with respect to which incentive stock options become exercisable for the first time by an optionee during the calendar year exceeds $100,000, the portion of such option which is in excess of the $100,000 limitation will be treated as a nonqualified stock option. In addition, if an optionee owns more than 10% of the total voting power of all classes of the Company's stock at the time the individual is granted an incentive stock option, the purchase price per share cannot be less than 110% of the fair market value on the date of grant and the term of the incentive stock option cannot exceed five years from the date of grant. Upon the exercise of an option, payment may be made by cash, check or, if provided in the option agreement, by delivery of shares of the Company's common stock having a fair market value equal to the exercise price of the options, or any other means that the Board or the committee determines. Options are non-transferable during the life of the option holder. The 1992

Stock Option Plan also permits the grant of alternate rights defined as the right to receive an amount of cash or shares of common stock having an aggregate fair market value equal to the appreciation in the fair market value of a stated number of shares of common stock from the grant date to the date of exercise. No alternate rights have been granted under the 1992 Stock Option Plan.

As of March 15, 2002, options to purchase 1,953,320 shares of common stock were outstanding under the 1992 Stock Option Plan and approximately 314,198 shares of common stock were available for future awards under that Plan prior to its expiration on April 27, 2002. The expiration of the 1992 Stock Option Plan does not affect options outstanding under that Plan.

1999 Stock Option Plan. In March 1999 the Board approved and in May 1999 the Company's shareholders ratified, the adoption of the Company's 1999 Long-Term Incentive Plan (the "1999 Stock Option Plan"). The 1999 Stock Option Plan currently provides for the issuance of options and other stock awards to acquire shares of common stock up to a maximum of 1,200,000 shares (subject to appropriate adjustment in the event of stock splits, stock dividends and other similar dilutive events). Options and other stock awards may be granted under the 1999 Stock Option Plan to employees of the Company and certain subsidiaries and affiliated businesses, and to directors, consultants and other persons providing key services to the Company.

The Compensation Committee of the Board of Directors will determine the terms and conditions of options granted under the 1999 Stock Option Plan, including the exercise price, which generally may not be less than the fair market value of the Company's common stock on the date of grant. Awards under the 1999 Stock Option Plan may be settled through cash payments, the delivery of shares of common stock, or a combination thereof as the Committee shall determine. Stock options awarded under the 1999 Stock Option Plan which are intended to be incentive stock options are subject to the same restrictions described above with respect to the 1992 Stock Option Plan.

The 1999 Stock Option Plan may be terminated or amended by the Board of Directors at any time, except that the following actions may not be taken without shareholder approval: (a) increasing the number of shares that may be issued under the 1999 Stock Option Plan (except for certain adjustments provided for under the 1999 Stock Option Plan), or (b) amending the 1999 Stock Option Plan provisions regarding the limitations on the exercise price. In the event of a change of control (as defined generally to include the acquisition by an individual, entity or group of more than 15% of the outstanding common stock of the Company, a merger or consolidation of the Company or a sale by the Company of all or substantially all of the Company's assets), any award granted under the 1999 Stock Option Plan shall become exercisable except to the extent (a) the award otherwise provides or (b) the exerciseability of such award will result in an "excess parachute payment" within the meaning of the Code. The 1999 Stock Option Plan is unlimited in duration and, in the event of 1999 Stock Option Plan termination, shall remain in effect as long as any awards under it are outstanding, except no incentive stock options may be granted under the 1999 Stock Option Plan on a date that is more than ten years from the date the 1999 Stock Option Plan is approved by shareholders. Each option expires on the date established by the Compensation Committee at the time of the grant, except the expiration cannot be later than the earliest of ten years from the date on which the option was granted, if the participant's date of termination occurs for reasons other than retirement or early retirement, the one year anniversary of such date of termination, or if the participant's date of termination occurs by reason of retirement or early retirement, the three year anniversary of such date of termination.

As of March 15, 2002, options to purchase 1,153,000 shares of common stock were outstanding under the 1999 Stock Option Plan and approximately 47,000 shares of common stock were available for future awards under the 1999 Stock Option Plan.

Employee Stock Purchase Plan. In March 1999 the Board approved and in May 1999 the Company's shareholders ratified, the adoption of the Company's Employee Stock Purchase Plan for employees of the Company and its subsidiaries (the "1999 Stock Purchase Plan"). The 1999 Stock Purchase Plan was established pursuant to the provisions of Section 423 of the Code to provide a method whereby all eligible employees of the Company may acquire a proprietary interest in the Company through the purchase of common stock. Under the 1999 Stock Purchase Plan payroll deductions are used to purchase the Company's common stock. An aggregate of 700,000 shares of common stock of the Company were reserved for issuance under the 1999 Stock Purchase Plan. Through December 31, 2001, a total of 274,079 shares of common stock had been purchased under such plan, leaving 425,921 shares of common stock available for issuance under such plan in the future.

Stock Options

The Company granted options to its Named Executive Officers in 2001 as set forth in the following table. The Company has no stock appreciation rights ("SARs") outstanding.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual rates of Stock Price Appreciation for Option Term[1]	
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Dan R. Lee	250,000	19.5%	$1.66	05/16/11	$260,991	$661,403
J. Michael Mabry	50,000	3.9%	$1.66	05/16/11	$ 52,198	$132,281
Roger G. Wilson	125,000	9.8%	$1.66	05/16/11	$130,496	$330,702

(1) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall market conditions.

The following table sets forth the value of options exercised during 2001 and of unexercised options held by the Company's Named Executive Officers at December 31, 2001.

AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Dan R. Lee	-	-	156,820/305,041	$52,116/$496,806 (1)
J. Michael Mabry	-	-	176,084/144,441	$259,347/$275,700 (2)
Donald E. McLemore	-	-	48,750/121,250	$75,938/$227,813 (3)
Roger G. Wilson	-	-	18,750/151,250	$35,547/$246,485 (4)

(1) The indicated value is based on exercise prices ranging from $1.1875 to $3.49 per share on 165,591 exercisable options and exercise prices ranging from $1.1875 to $2.125 on 296,270 unexercisable options, and a value per share on December 31, 2001 of $2.55.

(2) The indicated value is based on exercise prices ranging from $1.25 to $3.375 per share on 213,584 exercisable options and exercise prices ranging from $1.25 to $2.2813 on 106,941 unexercisable options, and a value per share on December 31, 2001 of $2.55.

(3) The indicated value is based on exercise prices ranging from $2.25 to $4.188 per share on 48,750 exercisable options and exercise prices ranging from $2.25 to $4.188 on 121,250 unexercisable options, and a value per share on December 31, 2001 of $2.55.

(4) The indicated value is based on exercise prices ranging from $1.1875 to $2.2813 per share on 20,000 exercisable options and exercise prices ranging from $1.1875 to $2.2813 on 150,000 unexercisable options, and a value per share on December 31, 2001 of $2.55.

Director Compensation

In consideration of Mr. McGrevin's agreement to serve as Chairman effective upon the immediately preceding Chairman's resignation, the Chairman received a retainer at the rate of $100,000 for the period beginning December 1, 2000 through June 30, 2001. Beginning July 1, 2001, such retainer adjusted to the rate of $48,000 per year. In December 2001, the Board authorized the increase in Mr. McGrevin's retainer to $75,000 per year, beginning on January 1, 2002.

The other directors who are not also employees of the Company ("Nonemployee Directors") receive a retainer of $10,000 per year payable in a lump sum following each annual meeting of shareholders. No meeting fees are payable to the Nonemployee Directors. Nonemployee Directors are reimbursed upon request for reasonable expenses incurred in attending Board of Director or committee meetings.

At each regular annual meeting of shareholders, the Company grants to each Nonemployee Director a non-qualified stock option covering 5,000 shares of common stock (except that such stock option covers 25,000 shares of common stock for Nonemployee Directors upon their initial election as a director of the Company) at an exercise price equal to the fair market value of the Company's common stock on such date of grant. These option grants may be exercised only by the optionee until the earlier of five years after the date of grant or one year after ceasing to be a director of the Company.

In consideration of special services provided by the following directors either as chairman of committees of the Board or for other services, the Company granted stock options to the following directors with each of such stock options having an exercise price equal to the fair market value of the Company's common stock on the date of grant, and being exercisable only by the optionee until the earlier of five (5) years after the date of grant or one (1) year after ceasing to be a director of the Company:

Name	Number of Shares	Exercise Price
Rosdon Hendrix	20,000	$0.7188
Kenneth F. Davis	10,000	$0.7188
Ronald L. Smorada	10,000	$0.7188

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 18, 2002, certain information regarding the beneficial ownership of common stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock, (ii) each director and Named Executive Officer identified under "Executive Compensation" above, and (iii) all directors and executive officers as a group.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Gene R. McGrevin (1)	445,000	1%
Dan R. Lee (2)	278,152	*
Rosdon Hendrix (3)	147,000	*
Kenneth Davis (4)	120,243	*
John E. McKinley (5)	180,000	*
Ronald L. Smorada (6)	65,000	*
J. Michael Mabry (7)	243,908	*
Donald E. McLemore (8)	64,250	*
Roger G. Wilson (9)	85,549	*
Dimensional Fund Advisors, Inc. (10)	2,690,170	6%
All directors and executive officers as a group (9 persons) (11)	1,629,102	3%

* Represents less than 1% of the common stock

(1) Includes options to acquire 405,000 shares exercisable within 60 days.
(2) Includes options to acquire 228,087 shares exercisable within 60 days.
(3) Includes options to acquire 117,000 shares exercisable within 60 days.
(4) Includes options to acquire 87,000 shares exercisable within 60 days.
(5) Includes options to acquire 60,000 shares exercisable within 60 days.
(6) Includes options to acquire 65,000 shares exercisable within 60 days.
(7) Includes options to acquire 226,084 shares exercisable within 60 days.
(8) Includes options to acquire 51,250 shares exercisable within 60 days.
(9) Includes options to acquire 56,250 shares exercisable within 60 days.
(10) As reported by Dimensional Fund Advisors, Inc. in a Statement on Form 13G filed with the Securities and Exchange Commission. Dimensional Fund Advisors, Inc. address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.
(11) Includes options to acquire 1,295,671 shares exercisable within 60 days.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In May, 2000, the Company and certain of its affiliates and employees organized Global Resources, Inc. Global Resources provides supply-chain management and material sourcing services for product in China. Isolyser and J. Michael Mabry (an executive officer of Isolyser) own 19.5% and 30%, respectively, of Global Resources, and Mr. Mabry is the President and Chief Executive Officer of Global Resources. Prior to December 31, 2001, Gene McGrevin (the Chairman of Isolyser) owned 10% of Global Resources which he transferred to Isolyser effective December 31, 2001. In accordance with a Services Agreement dated June 1, 2000, between Isolyser and Global Resources, Global Resources agreed to provide Isolyser with supply-chain management services addressing the sourcing of PVA fiber and manufacturing and shipping of products by contract manufacturers of Isolyser located in China, and agreed to protect Isolyser's confidential information and to certain other covenants protecting Isolyser against competition. For these services, Isolyser agreed to pay an annual fee of $338,000 (plus certain salary and benefits of certain employees) for the first year of the Agreement and $250,000 for each of the second and third year of the Agreement. In addition, Isolyser loaned $200,000 to Global Resources to finance startup costs. The loan accrues interest at 6% (with all accrued and unpaid interest added to principal at the end of year one), and thereafter the loan is repayable in equal quarterly installments of principal plus accrued and unpaid interest, and matures on May 31, 2003. The loan is secured by guarantees from each of the other stockholders of Global Resources and pledges of such other stockholders shares in Global Resources. The Board of Directors of Isolyser, with Mr. McGrevin abstaining, approved these various agreements with Global Resources after full consideration of the terms and provisions of these agreements. During 2001, Microtek began sourcing manufacturing of various of its products through Global Resources where such supply arrangements were advantageous to Microtek based on favorable pricing and other considerations. During 2001, the Company paid a total of $927,482 for products supplied, services rendered and expenses incurred by Global Resources for the benefit of the Company.

In August 2000, Isolyser entered into an agreement with VersaCore Industrial Corporation to purchase from VersaCore certain equipment used for novel applications of nonwoven materials. Ron Smorada, one of the directors of the Company, is an owner and the president of VersaCore. The purchase price for such equipment was to be $350,000, and the equipment was to be custom manufactured by a third party at a cost to VersaCore which VersaCore has estimated at approximately $280,000. In accordance with the terms of the agreement, Isolyser advanced to VersaCore $225,000 in connection with and following the ordering of such equipment. By agreement with VersaCore, such order was subsequently cancelled, and it was agreed that Isolyser would not be required to make further payments for such equipment and would not receive delivery of such equipment. In addition, Isolyser would be repaid its advance for the equipment at the time of VersaCore's sale of the equipment to a third party.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) and (2) - Financial Statements and Schedules

The following financial statements and schedules are filed as part of this annual report.

Consolidated Financial Statements and Independent Auditors' Report:
Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Notes to the Consolidated Financial Statements

Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts

Other schedules are omitted because they are not applicable, not required or because required information is included in the consolidated financial statements or notes thereto.

(3)(a) Exhibits

2.1 PVA Agreement dated August 11, 1998, between Isolyser Company, Inc. and Thantex Holdings, Inc. (incorporated by reference to Exhibit 2.5 filed with the Company's Current Report on Form 8-K dated August 11, 1998).

2.2 Stock Purchase Agreement dated June 10, 1999, between Premier Products LLC and Isolyser Company, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed July 13, 1999).

2.3 Asset Purchase Agreement dated as of May 25, 1999, among Allegiance Healthcare Corporation ("Allegiance"), Isolyser and MedSurg (incorporated by reference to Exhibit 2.1 in the Company's Current Report on Form 8-K filed July 27, 1999).

2.4 First Amendment to Asset Purchase Agreement dated as of July 12, 1999, among Allegiance, Isolyser and MedSurg (incorporated by reference to Exhibit 2.2 in the Company's Current Report on Form 8-K filed July 27, 1999).

2.5 Supply and License Agreement dated as of July 12, 1999,between Isolyser and Allegiance (incorporated by reference to Exhibit 2.3 in the Company's Current Report on Form 8-K filed July 27, 1999).

2.6 Escrow Agreement dated as of July 12, 1999, among Allegiance, First National Bank of Chicago and Isolyser (incorporated by reference to Exhibit 2.5 in the Company's Current Report on Form 8-K filed July 27, 1999).

2.7 Letter Agreement dated January ____, 2001, between Allegiance Healthcare Corporation and the Company (incorporated by reference to Exhibit 10.20 of the Company Annual Report on Form 10-K for the year ended December 31, 2000).

2.8* Termination and Settlement Agreement dated September ___, 2001 between Allegiance and Isolyser.

3.1 Articles of Incorporation of Isolyser Company, Inc. (incorporated by reference to Exhibit 3.1 filed with the Company's Registration Statement on Form S-1, File No. 33-83474).

3.2 Articles of Amendment to Articles of Incorporation of Isolyser Company, Inc. (incorporated by reference to Exhibit 3.2 filed with the Company's Annual Report on Form 10-K for the period ending December 31, 1996).

3.3 Amended and Restated Bylaws of Isolyser Company, Inc. (incorporated by reference to Exhibit 3.2 filed with the Company's Registration Statement on Form S-1, File No. 33-83474).

3.4 First Amendment to Amended and Restated Bylaws of Isolyser Company, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 29, 1996).

3.5 Second Amendment of Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed December 20, 1996).

4.1 Specimen Certificate of Common Stock (incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-1, File No. 33-83474).

4.2 Shareholder Protection Rights Agreement dated as of December 20, 1996 between Isolyser Company, Inc. and SunTrust Bank (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 20, 1996).

4.3 First Amendment to Shareholder Protection Rights Agreement dated as of October 14, 1997 between Isolyser Company, Inc. and SunTrust Bank (incorporated by reference to Exhibit 4.2 filed with the Company's Current Report on Form 8-K/A filed on October 14, 1997).

4.4 Amended and Restated Credit Agreement dated as of May 14, 2001, between the Company and The Chase Manhattan Bank, as Agent (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q filed August 14, 2001).

10.1 Stock Option Plan and First Amendment to Stock Option Plan (incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-8, File No. 33-85668).

10.2 Second Amendment to Stock Option Plan (incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-8, File No. 33-85668).

10.3 Form of Third Amendment to Stock Option Plan (incorporated by reference to Exhibit 10.37 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1994).

10.4 Form of Fourth Amendment to the Stock Option Plan (incorporated by reference to Exhibit 10.59 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1995).

10.5 Form of Fifth Amendment to Stock Option Plan (incorporated by reference to Exhibit 10.5 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1996).

10.6 Form of Incentive Stock Option Agreement pursuant to Stock Option Plan (incorporated by reference to Exhibit 4.2 filed with the Company's Registration Statement on Form S-8, File No. 33-85668).

10.7 Form of Non-Qualified Stock Option Agreement pursuant to Stock Option Plan (incorporated by reference to Exhibit 4.3, filed with the Company's Registration Statement on Form S-8, File No. 33-85668).

10.8 Form of Indemnity Agreement entered into between the Company and certain of its officers and directors (incorporated by reference to Exhibit 10.45 filed with the Company's Registration Statement on Form S-1, File No. 33-83474).

10.9 1995 Nonemployee Director Stock Option Plan (incorporated by reference to Exhibit 10.39 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1994).

10.10 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company's Schedule 14A filed on April 19, 1999).

10.11 Employment Agreement dated as of December 17, 1998, between the Company and Jerry Wilson (incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000).

10.12 Employment Agreement dated as of July 1, 2000, between the Company and Michael Mabry (incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000).

10.13 Services Agreement dated January ____, 2000, between the Company and MindHarbor, Inc (incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000).

10.14 Services Agreement dated as of June 1, 2000, between the Company and Global Resources, Inc (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000).

10.15* Stock Purchase Agreement dated December 31, 2001, among Gene McGrevin, the Company, Global Resources, Inc. and others.

21.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 in the Company's Annual Report on Form 10-K for the year ended December 31, 2000).

23.1* Consent of Deloitte & Touche LLP

* Filed herewith.

(b) Reports on Form 8-K:

No reports on Form 8-K were filed for the quarter ending December 31, 2001.

3(b) Executive Compensation Plans and Arrangements.

1. Stock Option Plan and First Amendment to Stock Option Plan (incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-8, File No. 33-85668).
2. Second Amendment to Stock Option Plan (incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-8, File No. 33-85668).
3. Form of Third Amendment to Stock Option Plan (incorporated by reference to Exhibit 10.37 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1994).
4. Form of Fourth Amendments to the Stock Option Plan (incorporated by reference to Exhibit 10.59 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1995).
5. Form of Fifth Amendment to Stock Option Plan (incorporated by reference to Exhibit 10.5 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1996).
6. Form of Incentive Stock Option Agreement pursuant to Stock Option Plan (incorporated by reference to Exhibit 4.2 filed with the Company's Registration Statement on Form S-8, File No. 33-85668).
7. Form of Non-Qualified Stock Option Agreement pursuant to Stock Option Plan (incorporated by reference to Exhibit 4.3, filed with the Company's Registration Statement on Form S-8, File No. 33-85668).
8. Form of Option for employees of the Company outside of Stock Option Plan (incorporated by reference to Exhibit 10.6 filed with the Company's Registration Statement on Form S-1, File No. 33-83474).
9. Form of Indemnity Agreement entered into between the Company and certain of its officers and directors (incorporated by reference to Exhibit 10.45 filed with the Company's Registration Statement on Form S-1, File No. 33-83474).
10. 1995 Nonemployee Director Stock Option Plan (incorporated by reference to Exhibit 10.39 filed with the Company's Annual Report on Form 10-K for the period ended December 31, 1994).
11. 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company's Schedule 14A filed on April 19, 1999).
12. Employment Agreement dated as of December 17, 1998, between the Company and Jerry Wilson.
13. Employment Agreement dated as of July 1, 2000, between the Company and Michael Mabry.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 29, 2002.

ISOLYSER COMPANY, INC.

By: s/Dan R. Lee
Dan R. Lee, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities indicated on March 29, 2002.

SIGNATURE	TITLE
s/Dan R. Lee Dan R. Lee	President, Chief Executive Officer and Director (principal executive officer)
s/Roger G. Wilson Roger G. Wilson	Chief Financial Officer and Treasurer (principal financial and accounting officer)
s/Gene R. McGrevin Gene R. McGrevin	Chairman of the Board of Directors
s/Rosdon Hendrix Rosdon Hendrix	Director
s/Kenneth F. Davis Kenneth F. Davis	Director
s/John E. McKinley John E. McKinley	Director
s/Ronald L. Smorada Ronald L. Smorada	Director

Isolyser Company, Inc. and Subsidiaries

Consolidated Financial Statements as of December 31, 2001 and 2000 and for Each of the Three Years in the Period Ended December 31, 2001 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Board of Directors of Isolyser Company, Inc.:
Norcross, Georgia

We have audited the accompanying consolidated balance sheets of Isolyser Company, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Isolyser Company, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Atlanta, Georgia
February 19, 2002

Deloitte & Touche LLP

ISOLYSER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

In thousands, except share data

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 10,587	$ 14,379
Accounts receivable, net of allowance for doubtful accounts of $894 and $1,122, respectively	16,141	11,836
Other receivables	587	433
Inventory, net	27,022	16,160
Prepaid expenses and other assets	1,215	1,633
Total current assets	55,552	44,441
PROPERTY AND EQUIPMENT:		
Land	245	245
Building and leasehold improvements	4,471	4,086
Equipment	15,169	13,332
Furniture and fixtures	1,849	1,804
Other	260	513
	21,994	19,980
Less accumulated depreciation	14,455	12,948
Property and equipment, net	7,539	7,032
INTANGIBLE ASSETS:		
Goodwill	29,953	26,691
Customer lists	586	386
Covenants not to compete	575	75
Patent and license agreements	3,847	3,869
Other	887	55
	35,848	31,076
Less accumulated amortization	9,497	8,019
Intangible assets, net	26,351	23,057
Deferred income taxes	2,018	-
OTHER ASSETS, net	2,870	2,439
TOTAL ASSETS	$ 94,330	$ 76,969

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 4,934	$ 4,035
Accrued compensation	1,871	1,164
Other accrued liabilities	1,220	2,096
Current portion of long-term debt	260	256
Current portion of deferred licensing revenue	1,427	1,508
Current portion of accrued customer rebates	490	490
Current portion of product financing agreement	404	520
Total current liabilities	10,606	10,069
LONG-TERM LIABILITIES:		
Long-term debt	12,649	491
Long-term portion of deferred licensing revenue	-	1,508
Long-term portion of accrued customer rebates	-	490
Long-term portion of product financing agreement	-	406
Other long-term liabilities	1,487	407
Total long-term liabilities	14,136	3,302
SHAREHOLDERS' EQUITY:		
Participating preferred stock, no par; 500,000 Shares authorized, none issued	-	-
Common stock, $.001 par; 100,000,000 shares Authorized; 42,558,733 and 41,687,155 shares Issued, respectively	43	42
Additional paid-in capital	210,251	208,613
Accumulated deficit	(138,636)	(143,425)
Unearned shares restricted to employee stock Ownership plan	(60)	(120)
Unrealized loss on available for sale securities	(96)	-
Cumulative translation adjustment	(239)	(180)
	71,263	64,930
Treasury shares, at cost; 756,794 and 543,294 shares, respectively	(1,675)	(1,332)
Total shareholders' equity	69,588	63,598
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 94,330	$ 76,969

ISOLYSER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

In thousands, except per share data	2001	2000	1999
NET SALES	$ 79,470	$ 53,931	$ 97,554
LICENSING REVENUES	1,497	2,433	1,500
Net revenues	80,967	56,364	99,054
COST OF GOODS SOLD	48,497	35,938	61,970
Gross profit	32,470	20,426	37,084
OPERATING EXPENSES:			
Selling, general, and administrative	25,166	21,246	26,596
Amortization of intangibles	1,520	1,780	1,440
Research and development	1,644	4,098	3,724
Impairment charge	-	-	769
Gain on dispositions	-	(21)	(628)
Restructuring charge	-	1,555	-
Total operating expenses	28,330	28,658	31,901
INCOME (LOSS) FROM OPERATIONS	4,140	(8,232)	5,183
INTEREST INCOME	321	823	450
INTEREST EXPENSE	(810)	(474)	(1,645)
LOSS FROM MINORITY EQUITY POSITION	-	(4,104)	-
INCOME (LOSS) BEFORE INCOME TAX PROVISION	3,651	(11,987)	3,988
INCOME TAX (BENEFIT) EXPENSE	(1,138)	155	1,291
NET INCOME (LOSS)	$ 4,789	$ (12,142)	$ 2,697
OTHER COMPREHENSIVE (LOSS) INCOME:			
Unrealized loss on available for sale securities	(96)	(13)	-
Foreign currency translation (loss) gain	(59)	(158)	53
COMPREHENSIVE INCOME (LOSS)	$ 4,634	$ (12,313)	$ 2,750
NET INCOME (LOSS) PER COMMON SHARE - Basic and Diluted	$ 0.11	$ (0.29)	$ 0.07
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Basic	41,651	41,269	40,318
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Diluted	41,842	43,221	41,158

See notes to consolidated financial statements.

ISOLYSER COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In Thousands

	Common Stock		Treasury Stock		Additional Paid in	Accumulated	Translation	Unrealized Loss on Available for	ESOP	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Adjustment	Sale Securities	Shares	Equity
BALANCE – December 31, 1998	39,804	$ 40	47	$ (434)	$ 203,364	$ (133,980)	$ (75)	$ -	$ (240)	# $ 68,675
Issuance of 110 shares of common stock pursuant to ESPP	110				117					117
Issuance of 251 shares of common stock pursuant to 401 (k) plan	251				582					582
Release of 17 shares reserved for ESOP					(11)				60	49
Stock option compensation expense					568					568
Tax benefits related to stock options					217					217
Exercise of stock options and warrants	565	1			1,763					1,764
Currency translation gain							53			53
Net income						2,697				2,697
BALANCE – December 31, 1999	40,730	41	47	(434)	206,600	(131,283)	(22)	-	(180)	74,722
Issuance of 38 shares of common stock pursuant to ESPP	38				111					111
Issuance of 119 shares of common stock pursuant to 401 (k) plan	119				366					366
Release of 17 shares reserved for ESOP					(44)				60	16
Stock option compensation expense					73					73
Purchase of 496 shares of treasury stock			496	(898)						(898)
Exercise of stock options and warrants	800	1			1,507					1,508
Currency translation loss							(158)			(158)
Net loss						(12,142)				(12,142)
BALANCE – December 31, 2000	41,687	42	543	(1,332)	208,613	(143,425)	(180)	-	(120)	63,598
Issuance of 119 shares of common stock pursuant to ESPP	119				119					119
Issuance of 284 shares of common stock pursuant to 401 (k) plan	284	1			333					334
Issuance of 250 shares of common stock for MICROBasix LLC acquisition	250				265					265
Release of 17 shares reserved for ESOP					(18)				60	42
Stock option compensation expense					106					106
Tax benefits related to stock options					467					467
Purchase of 214 shares of treasury stock			214	(343)						(343)
Exercise of stock options and warrants	219				366					366
Unrealized loss on available for sale securities								(96)		(96)
Currency translation loss							(59)			(59)
Net income						4,789				4,789
BALANCE – December 31, 2001	42,559	$ 43	757	$ (1,675)	$ 210,251	$ (138,636)	$ (239)	$ (96)	$ (60)	$ 69,588

See notes to consolidated financial statements.

ISOLYSER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

In thousands	2001	2000	1999
OPERATING ACTIVITIES:			
Net income (loss)	$ 4,789	$ (12,142)	$ 2,697
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation	2,520	2,529	2,604
Amortization of intangibles	1,520	1,780	1,277
Licensing revenue	(1,497)	(2,433)	(1,500)
Deferred income taxes	(2,018)	-	-
Provision for doubtful accounts	165	507	143
Provision for (recovery of) obsolete and slow moving inventory	256	3,522	(1,394)
Impairment loss	-	-	769
Gain on dispositions	-	(21)	(628)
Compensation expense related to ESOP	42	16	49
Stock option compensation expense	106	73	568
Tax benefits related to stock options	467	-	217
Changes in assets and liabilities, net of effects of acquisitions and disposed businesses:			
Accounts receivable	(895)	(463)	(1,916)
Inventories	(7,036)	4,412	(1,145)
Prepaid expenses and other assets	(322)	2,937	(1,827)
Accounts payable	(1,488)	(870)	1,474
Accrued compensation	707	(639)	109
Other accrued liabilities	1,080	2,451	(2,829)
Other liabilities	(876)	(3,370)	(48)
Net cash used in operating activities	(2,480)	(1,711)	(1,380)
INVESTING ACTIVITIES:			
Purchase of and deposits for property and equipment	(1,055)	(1,116)	(1,306)
Investment in available for sale securities	-	(249)	-
Investment in Global Resources	-	(44)	-
Loss on minority equity position in Thantex	-	3,604	-
Acquisition of Lingeman Medical	-	(1,822)	-
Acquisition of Deka Medical	(11,640)	-	-
Acquisition of MICROBasix LLC	(675)	-	-
Proceeds from sales of property and equipment	-	168	-
Disposition proceeds	-	-	35,600
Net cash (used in) provided by investing activities	(13,370)	541	34,294
FINANCING ACTIVITIES:			
Borrowings under line of credit agreements	12,418	-	35,967
Repayments under line of credit agreements	-	-	(59,086)
Proceeds from notes payable	-	675	-

(continued)

ISOLYSER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

In thousands	2001	2000	1999
Repayment of notes payable	(778)	(3,060)	(2,630)
Proceeds from issuance of common stock	454	477	699
Repurchase of treasury stock	(343)	(898)	-
Proceeds from exercise of stock options	366	1,507	1,764
Net cash provided by (used in) financing activities	12,117	(1,299)	(23,286)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(59)	(158)	53
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,792)	(2,627)	9,681
CASH AND CASH EQUIVALENTS:			
Beginning of year	14,379	17,006	7,325
End of year	$ 10,587	$ 14,379	$ 17,006
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 602	$ 238	$ 1,345
Income taxes	$ 483	$ 356	$ 928
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Disposition escrow account (Note 2)	$ -	$ -	$ 3,130
Common stock issued for acquisition of MICROBasix (Note 2)	$ 265	$ -	$ -

(concluded)

See notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Isolyser Company, Inc. and subsidiaries (the "Company") develop, manufacture, and market proprietary and other products and services for patient care, occupational safety and management of potentially infectious and hazardous waste primarily for the domestic healthcare market, which represents one business segment. The Company markets its products to hospitals and other end users through a broad distribution system consisting of multiple channels including distributors, directly through its own sales force, original equipment manufacturers, and private label customers. The Company also markets certain of its products through customer procedure tray companies. The Company's revenues are generated through two operating units, Microtek Medical, Inc. ("Microtek"), a subsidiary of the Company, and OREX Technologies International ("OTI"), an operating division. Microtek is the core business of the Company. OTI is seeking to commercialize its patented technology in the nuclear industry. To date, revenues in the nuclear industry have not been material.

In 2000, the Company formed a new subsidiary, MindHarbor, Inc. ("MindHarbor"). The services provided by MindHarbor include information technology, website and intranet design and support, marketing and e-Business development, and are insignificant to the Company's operations.

Consolidation Policy - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition - Revenues from the sale of the Company's products are recognized at the time of shipment when persuasive evidence of a sale arrangement exists, delivery has occurred, the price is fixed and collectibility of the associated receivable is reasonably assured. The Company does not grant its distributors or other customers price protection rights or rights to return products bought, other than normal and customary rights of return for defects in materials or workmanship. The Company is not obligated to accept product returns for any other reason. Actual returns have not historically been significant.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash equivalents are short-term, highly liquid investments with original maturities of three months or less consisting entirely of U.S. government securities or government backed securities. These investments are classified in accordance with Statement of Financial Accounting Standards ("SFAS") 115, *Accounting for Certain Investments in Debt and Equity Securities* as available for sale securities and are stated at cost, which approximates market.

Inventories - Inventories are stated at the lower of cost or market. The first-in first-out ("FIFO") valuation method is used to determine the cost of inventories. Cost includes material, labor and manufacturing overhead for manufactured and assembled goods and materials only for goods purchased for resale. Inventories are stated net of an allowance for obsolete and slow-moving inventory.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation and is depreciated using the straight-line method over the lease life or estimated useful lives of the related assets, whichever is shorter. At December 31, 2001, the Company had property and equipment with the following estimated lives:

Property and Equipment	Estimated Life
Building and leasehold improvements	3 to 20 years
Equipment	3 to 10 years
Furniture and fixtures	3 to 5 years
Other	3 to 7 years

Intangible Assets - Intangible assets consist primarily of goodwill, customer lists and patent and license agreements and are amortized using the straight-line method over the following estimated useful lives:

Intangible Asset	Estimated Useful Life
Goodwill	15 to 40 years
Customer lists	5 to 15 years
Covenants not to compete	5 years
Patent and license agreements	13 to 17 years
Other intangibles	5 years

Portions of these intangibles were sold in conjunction with the 1999 dispositions (Note 2).

Investment in Available for Sale Securities - The Company holds approximately 7.5% interest in Consolidated Ecoprogress Technology, Inc., a Canadian technology marketing company trading on the Vancouver Securities Exchange.

Research and Development Costs - Research and development costs include product research as well as various product and process development activities and are charged to expense as incurred.

Income Taxes - Deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized (Note 7).

Foreign Currency Translation - The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates. The effect of foreign currency transactions was not material to the Company's results of operations for the years ended December 31, 2001, 2000 and 1999.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, certain intangibles and goodwill for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable based on estimates of future undiscounted cash flows. Impairment of goodwill and the need for the related impairment writedown, if any, is measured based on estimates of future undiscounted cash flows including interest charges. In the event of impairment, the asset is written down to its fair market value. In addition, management periodically acquisition by acquiring substantially all of the assets of Deka used in Deka's patient and medical equipment drape product line. The purchase price of approximately $11.6 million was allocated as follows (in thousands):

Purchase price paid as:		
Cash		$ 3,000
Long-term debt		8,640
Total purchase consideration		11,640
Allocated to:		
Accounts receivable, net	$ 4,109	
Inventories, net	4,082	
Property and equipment	1,773	
Identifiable intangible assets	600	
Accounts payable	(2,185)	
Total allocation		8,379
Goodwill		$ 3,261

Concurrent with the Deka acquisition, Microtek entered into deferred compensation arrangements with certain of Deka's key employees to gain their assistance with the integration of the Microtek and Deka organizations immediately following the acquisition and their support toward the continued success of the acquired product lines under Microtek's management. These arrangements provide for lump-sum payments at the end of a four-year employment period and are automatically forfeited if employment is terminated during this period. The aggregate current obligation under these arrangements at December 31, 2001 was $726,000 and is included in other long-term liabilities in the accompanying consolidated balance sheets. The corresponding deferred charge totaled $522,000 at December 31, 2001 and is included in other assets in the accompanying consolidated balance sheets. The deferred asset is being amortized to compensation expense over the four-year term of the arrangements. Total compensation expense recorded in 2001 with respect to these arrangements was $204,000.

On February 16, 2001, the Company acquired the assets of MICROBasix LLC ("MICROBasix") for approximately $675,000 in cash and the issuance of 250,000 shares of the Company's common stock, having a market value of approximately $265,000. The acquisition follows the development of a cooperative alliance relationship with MICROBasix in 2000 for the purpose of sharing technologies, products and services that provide significant volume reduction of low-level radioactive waste for the nuclear industry. The purchase price was allocated as follows (in thousands):

Purchase price paid as:		
Cash		$ 675
Common stock		265
Total purchase consideration		940
Allocated to:		
Property and equipment	$ 200	
Identifiable intangible assets	740	
Total allocation		940
Goodwill		$ -

Each of the above described acquisitions in 2001 was accounted for under the purchase method, and accordingly, the results of operations related to the acquired assets have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000, reflects the Company's results of operations as if the Deka acquisition had been completed on January 1, 2000:

(in thousands, except per share data)	2001	2000
Net revenues	$ 84,717	$ 79,113
Net income (loss)	4,798	(15,217)
Net income loss per share – Basic and Diluted	0.12	(0.36)

Including the MICROBasix acquisition in the above pro forma financial information would not have a material effect on the amounts presented. The pro forma financial information is based on estimates and assumptions which management believes are reasonable. However, the pro forma results are not necessarily indicative of the operating results that would have occurred had the Deka acquisition been consummated as of the date indicated, nor are they necessarily indicative of future operating results.

3. RESTRUCTURING AND IMPAIRMENT LOSS

In conjunction with the May 31, 1999 disposition of White Knight (Note 2), the Company recorded an impairment charge of $769,000 to adjust the carrying values of the related net assets to their fair market values based upon actual consideration received.

In December 2000, the Company recorded restructuring and impairment charges of $9.1 million, comprised of the following:

(in thousands)		
Impairment of investment in Thantex (3)	$	4,104
Write-down of inventory due to obsolesence (1)		3,477
Severance and consulting arrangements with former officers and employees (2)		885
Write-down of property and equipment due to impairment (2)		389
Closed office lease liabilities (2)		281
	$	9,136

(1) Included in cost of goods sold
(2) Included in selling, general and administrative expenses
(3) Includes write-off of a $500,000 note receivable from Thantex

In conjunction with the Company's 1998 disposition of certain of its OREX manufacturing facilities at Arden, North Carolina and Abbeville, South Carolina, the Company received a 19.5% ownership interest in Thantex Specialties, Inc. ("Thantex"), a company formed to own and operate these facilities following the disposition. In 2000, after reevaluating the Company's intentions with respect to Thantex, and considering its financial position, the Company wrote-off this investment and a related note receivable in its entirety.

The severance arrangements and closed office lease liabilities were recorded in conjunction with a restructuring plan that included the consolidation of Isolyser's Norcross, Georgia corporate functions into Microtek's corporate functions in Columbus, Mississippi, the consolidation of Microtek's Mexico manufacturing facilities into Microtek's Dominican Republic facilities and the closing of a sales office in New York, New York. Severance benefits for 99 employees totaling $636,000 were accrued at December 31, 2000. Additional severance benefits for 54 employees totaling $143,000 were accrued during 2001. The Company terminated five of these employees in 2000. The remaining 148 were terminated in 2001. Severance benefits totaling $779,000 were paid to these 153 employees during 2001.

During 2001, the Company's reserve for obsolete inventory was reduced in conjunction with the non-cash write-off of the inventory and related reserve. The Company's closed office lease liability was reduced through a $45,000 cash payment which settled the Company's outstanding lease obligations and a non-cash reversal to selling, general and administrative expenses of the $236,000 remaining obligation subsequent to the settlement.

4. INVENTORIES

Inventories are summarized by major classification at December 31, 2001 and 2000 as follows:

(in thousands)	2001	2000
Raw materials	$ 13,504	$ 7,449
Work-in-process	890	984
Finished goods	14,634	8,909
	29,028	17,342
Less reserves for slow moving and obsolete inventories	2,006	1,182
Inventory, net	$ 27,022	$ 16,160

At December 31, 2001 and 2000, net OREX inventory is approximately $2.6 million.

5. LONG-TERM DEBT

The Credit Agreement

The Company maintains a credit agreement between the Company and a Bank (the "Credit Agreement"). As amended through December 31, 2001, the Credit Agreement provides for a $17.5 million revolving credit facility, which matures on June 30, 2004. Borrowing availability under the revolving credit facility is based on the lesser of (i) a percentage of eligible accounts receivable and inventory or (ii) $17.5 million, less any outstanding letters of credit issued under the Credit Agreement. Borrowing availability under the revolving facility at December 31, 2001 was $1.9 million. Revolving credit borrowings bear interest, at the Company's option, at either a floating rate approximating the Bank's prime rate plus an interest margin (5.25% at December 31, 2001) or LIBOR plus an interest margin (4.16% at December 31, 2001). There were no outstanding borrowings under the revolving credit facility at December 31, 2000 and $12.4 million of borrowings at December 31, 2001. Borrowings under the Credit Agreement are collateralized by the Company's accounts receivable, inventory, equipment, Isolyser's stock of its subsidiaries and certain of the Company's plants and offices.

The Credit Agreement contains certain restrictive covenants, including the maintenance of certain financial ratios, earnings before interest, taxes, depreciation and amortization ("EBITDA") and net worth, and places limitations on acquisitions, dispositions, capital expenditures and additional indebtedness. In addition, the Company is not permitted to pay any dividends. At December 31, 2001, the Company was in compliance with all of its financial covenants under the Credit Agreement.

The Credit Agreement provides for the issuance of up to $1.0 million in letters of credit. There were no outstanding letters of credit at December 31, 2001 and 2000. The Credit Agreement also provides for a fee of 0.375% per annum on the unused commitment, an annual collateral monitoring fee of $35,000 and an outstanding letter of credit fee of 2.0% per annum.

Other Long-Term Debt

The Company is obligated under certain long-term leases and notes payable, which aggregated $491,000 and $747,000 at December 31, 2001 and 2000, respectively. These obligations bear interest at rates ranging from 6.0% to 11.9% and mature on various dates through October 2003. The acquisition notes payable aggregating $450,000 and $675,000 million at December 31, 2001 and 2000, respectively, are subordinated to the Credit Agreement.

The carrying value of long-term debt at December 31, 2001 and 2000 approximates fair value based on interest rates that are believed to be available to the Company for debt with similar prepayment provisions provided for in the existing debt agreements.

6. LEASES

The Company leases office, manufacturing and warehouse space and equipment under operating lease agreements expiring through 2007. Rent expense was $1.8 million, $1.9 million and $2.1 million in 2001, 2000 and 1999, respectively. At December 31, 2001, minimum future rental payments under these leases are as follows:

	(in thousands)
2002	$ 1,774
2003	1,067
2004	628
2005	390
2006	218
Thereafter	122
Total minimum payments	$ 4,199

The Company may, at its option, extend certain of its office, manufacturing and warehouse space lease terms through various dates.

7. INCOME TAXES

The income tax provision is summarized as follows:

(in thousands)	2001	2000	1999
Current:			
Federal	$ 130	$ (20)	$ 466
State	269	50	454
Foreign	14	125	154
	413	155	1,074
Deferred:			
Federal	(1,699)	-	-
State	(319)	-	-
	(2,018)	-	-
Tax expense resulting from allocating employee stock option tax benefits to additional paid-in-capital	467	-	217
Total income tax (benefit) expense	$ (1,138)	$ 155	$ 1,291

During 2001 and 1999, the Company recognized $467,000 and $217,000 in income tax benefits associated with the exercise of employee stock options. The benefits recognized related to compensation expense deductions generated during 1996. These income tax benefits were recorded in the accompanying consolidated financial statements as additional paid-in-capital.

The income tax (benefit) provision allocated to continuing operations using the federal statutory tax rate differs from the actual income tax (benefit) provision as follows:

	2001		2000		1999	
Federal statutory rate	$ 1,241	34 %	$ (4,075)	(34)%	$ 1,356	34 %
State taxes, net of Federal benefit	15	-	(605)	(5)	300	8
Items not deductible for tax purposes, primarily goodwill	145	4	136	1	3,045	76
Other, net	66	2	(25)	-	(124)	(3)
Valuation allowance	(2,605)	(71)	4,724	39	(3,286)	(83)
Total	$ (1,138)	(31)%	$ 155	1 %	$ 1,291	32 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes as of December 31, 2001 and 2000 are as follows:

(in thousands)	December 31, 2001	December 31, 2000
Deferred income tax assets (liabilities):		
Allowance for doubtful accounts	$ 99	$ 312
Inventory	1,991	2,118
Accrued expenses	29	(479)
Other	(210)	(90)
Valuation allowance	(1,909)	(1,861)
Net deferred income taxes - current	-	-
Operating loss carryforward	33,870	35,159
Capital loss carryforward	4,030	4,030
Intangible assets	(515)	(659)
Property and equipment	185	(439)
Tax credit carryforwards	471	244
Deferred license revenue	767	1,207
Investment write-off	1,642	1,640
State income taxes	(108)	-
Other	205	-
Valuation allowance	(38,529)	(41,182)
Net deferred income taxes - noncurrent	2,018	-
Total deferred income taxes	$ 2,018	-

Gross deferred income tax assets and (liabilities) equaled $43.3 million and ($800,000), respectively, at December 31, 2001, and $44.3 million and ($1.3 million), respectively, at December 31, 2000.

During 1999, the Company decreased its valuation allowance by $3.3 million to $38.3 million. During 2000, the Company increased its valuation allowance by $4.7 million to $43.0 million. During 2001, the Company decreased its valuation allowance by $2.6 million to $40.4 million. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the net operating loss carryforwards can be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

At December 31, 2000, the Company had federal and state net operating loss carryforwards of $87.6 million and $89.4 million, respectively, of which $5.2 million related to compensation expense associated with the exercise of employee stock options. At December 31, 2001, the Company had federal and state net operating loss carryforwards of $86.7 million and $72.9 million, respectively, of which $2.2 million relates to compensation expense associated with the exercise of employee stock options. These operating loss carryforwards expire on various dates beginning in 2011 through 2020.

At December 31, 2001, the Company has tax credit carryforwards of $471,000, which expire in 2019 and 2020.

8. COMMITMENTS AND CONTINGENCIES

The Company is involved in routine litigation and proceedings in the ordinary course of business. Management believes that pending litigation matters will not have a material adverse effect on the Company's financial position or results of operations.

9. PRODUCT FINANCING AGREEMENT

In conjunction with the August 11, 1998 disposition of its Arden manufacturing facility, the Company entered into a product financing arrangement with Thantex Holdings, Inc. ("Thantex") whereby the Company agreed to repurchase 2.6 million pounds of OREX fiber originally sold to Thantex for $0.45 per pound, either as fiber or converted product, for $0.80 per pound ratably over a four year period. At the inception of this arrangement, the Company recorded a liability of $2.1 million, which represented the Company's total repurchase obligation to Thantex. As the risks and rewards with respect to the inventory to be repurchased remain with the Company, the Company continues to carry the inventory at historical cost in the accompanying consolidated financial statements. The repurchase obligation is being reduced as quantities are repurchased from Thantex. Through December 31, 2001, the Company had paid approximately $1.7 million in satisfaction of its repurchase obligation, reducing the Company's remaining repurchase obligation to $404,000. The difference between the repurchase price and the original sale price represents deferred interest expense, which is being recognized on a straight line basis over a four-year period. Through December 31, 2001, interest expense of approximately $446,000 had been recorded, reducing the remaining deferred interest to be recognized to approximately $149,000. The Company's remaining repurchase obligation will be paid in full and the remaining deferred interest expense will be recognized in 2002.

10. LICENSE AGREEMENT

In conjunction with the July 12, 1999 disposition of MedSurg (Note 2), the Company entered into a 42-month license and supply agreement, which provides Allegiance with the exclusive right to market the Company's Enviroguard products in the global healthcare market. The payment of $10.5 million allocated to the agreement is being recognized as license revenue over the life of the agreement. In July 2000, the Company and Allegiance resolved claims for indemnification made by Allegiance in conjunction with the sale of MedSurg and the license grant. As part of the settlement, Allegiance received a payment of $2.5 million from the Disposition Escrow account. The Company also agreed to pay a rebate to Allegiance over the next two years, payable in equal installments in July 2001 and July 2002. These settlements were recorded as adjustments to deferred licensing revenues. In addition to the license fee, Allegiance agreed to purchase a minimum amount of fabric over the life of the agreement for a pre-determined price. As part of the agreement, Allegiance and the Company agreed to develop a new generation of processing systems to compliment the Enviroguard fabric life cycle cost performance. The processing systems were to be produced and supported by the Company and Allegiance, and Allegiance agreed to pay the Company a royalty if the products were disposed of via a publicly owned water treatment facility. In 2001, the Company completed the assessment of the market viability of its OREX healthcare technology and mutually agreed with Allegiance to discontinue commercialization efforts in the healthcare marketplace.

Deferred licensing revenues at December 31, 2001 were $1.4 million, which will be amortized into revenues over the remaining 12 months of the agreement with Allegiance at a rate of $119,000 per month. A summary of deferred licensing revenue at December 31, 2001 is as follows:

(in thousands)	
Original payment allocated to license revenue	$ 10,500
Amortization in 1999	(1,500)
Amortization in 2000	(2,433)
Amortization in 2001	(1,497)
Settlement with Allegiance and write-off of receivables in 2000 and 2001	(3,643)
Remaining deferred license revenue to be amortized in 2002	$ 1,427

11. SHAREHOLDERS' EQUITY

Preferred Stock - On April 24, 1994, the Company authorized, for future issuance in one or more series or classes, 10.0 million shares of no par value preferred stock. On December 19, 1996, the Company allocated 500,000 of the authorized shares to a series of stock designated as Participating Preferred Stock.

Stock Options - On April 28, 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan") which, as amended, authorizes the issuance of up to 4.8 million shares of common stock to certain employees, consultants and directors of the Company under incentive and/or nonqualified options and/or alternate rights. An alternate right is defined as the right to receive an amount of cash or shares of stock having an aggregate market value equal to the appreciation in the market value of a stated number of shares of the Company's common stock from the alternate right grant date to the exercise date. The 1992 Plan Committee may grant alternate rights in tandem with an option, but the grantee may only exercise either the right or the option. Options and/or rights under the 1992 Plan may be granted through April 27, 2002 at prices not less than 100% of the market value at the date of grant. Options and/or rights become exercisable based upon a vesting schedule determined by the 1992 Plan Committee and become fully exercisable upon a change in control, as defined. Options expire not more than ten years from the date of grant and alternate rights expire at the discretion of the 1992 Plan Committee. At December 31, 2001, currently exercisable options for 1.4 million shares were outstanding under the 1992 Plan. Through December 31, 2001, no alternate rights had been issued. The expiration of the 1992 Plan on April 27, 2002 does not affect options outstanding under the 1992 Plan.

The Company also granted nonqualified stock options to certain employees, non-employees, consultants and directors to purchase shares of the Company's common stock outside of the 1992 Plan. All such options granted expired in 2001.

In April 1995, the Company adopted a Director Stock Option Plan, which authorizes the issuance of up to 30,000 shares of common stock. At December 31, 2001, currently exercisable options for 12,000 shares were outstanding under this plan.

In March 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan"), which was approved by the shareholders on May 27, 1999. The 1999 Plan authorizes the issuance of up to 1.2 million shares of common stock to certain employees, consultants and directors of the Company under incentive and/or nonqualified options, stock appreciation rights ("SARs") and other stock awards (collectively, "Stock Awards"). Stock Awards under the 1999 Plan may be granted at prices not less than 100% of the market value at the date of grant. Options and/or SARs become exercisable based upon a vesting schedule determined by the 1999 Plan Committee and become fully exercisable upon a change in control, as defined. Options expire not more than ten years from the date of grant and SARs and other stock awards expire at the discretion of the 1999 Plan Committee. The 1999 Plan is unlimited in duration. At December 31, 2001, currently exercisable options for 498,000 shares were outstanding under the 1999 Plan.

A summary of option activity during the three years ended December 31, 2001 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding - December 31, 1998	3,880,167	$ 3.13
Granted	1,115,346	2.51
Exercised	(555,250)	3.17
Canceled	(648,919)	4.28
Outstanding - December 31, 1999	3,791,344	2.76
Granted	597,276	2.06
Exercised	(800,369)	1.88
Canceled	(453,723)	2.32
Outstanding - December 31, 2000	3,134,528	2.91
Granted	1,280,000	1.44
Exercised	(218,550)	1.67
Canceled	(724,708)	3.92
Outstanding - December 31, 2001	3,471,270	$ 2.23

In connection with the MedSurg disposition (Note 2), the Company, on various dates during 1999, canceled options for 8,106 common shares and granted new options for 9,811 common shares at market value. FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25*, effective July 1, 2000, required the Company to prospectively account for these 9,811 options and any other options repriced after December 15, 1998 using variable plan accounting. Additionally, in 1999 the Company accelerated the vesting and extended the expiration dates of options for 663,697 common shares and, accordingly, recorded $568,000 in compensation expense in the accompanying consolidated financial statements. Of these options, 300,000, with $215,000 in related compensation expense, were owned by the Company's former Chief Financial Officer. In 2000, the Company accelerated the vesting for 181,447 common shares and recorded $73,000 in compensation expense. Of these options, 112,500 and 25,000 were owned by the Company's former Chief Executive and Chief Financial Officer, respectively. Due to the option exercise price exceeding the average market price, there was no related compensation expense recorded.

The following table summarizes information pertaining to options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.72 - $ 1.25	623,220	5.9	$ 1.03	364,529	$ 1.16
$ 1.49 - $ 1.79	1,041,250	9.2	1.58	161,250	1.57
$ 2.13 - $ 2.73	811,081	5.1	2.21	521,790	2.21
$ 2.81 - $ 3.49	603,069	2.3	3.26	550,740	3.29
$ 3.69 - $ 4.13	167,650	5.1	3.76	126,150	3.79
$ 4.19 - $ 6.38	225,000	1.2	4.85	206,000	4.87
	3,471,270	5.7	$ 2.23	1,930,459	$ 2.65

At December 31, 2001, 2000 and 1999, exercisable options were 1,930,459, 2,115,769 and 1,889,946, respectively, at weighted average exercise prices of $2.65, $3.21 and $3.17, respectively.

The weighted average fair value of options granted in 2001, 2000 and 1999 was $1.37, $1.78 and $1.35, respectively, using the Black Scholes option pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	114.9%	103.6%	40.3%
Risk free interest rate	5.0%	5.8%	5.4%
Forfeiture rate	1.4%	21.8%	3.8%
Expected life, in years	10.0	7.7	7.2

The volatility rate calculated in 1999 used data from peer companies since the Company's trading history did not provide the requisite five years of trading data. Beginning in 2000, the volatility rate was calculated using only the Company's trading history.

Employee Stock Purchase Plan - In April 1995, the Company adopted an Employee Stock Purchase Plan (the "1995 ESPP") which authorized the issuance of up to 300,000 shares of common stock. Under the 1995 ESPP, employees could contribute up to 10% of their compensation toward the purchase of common stock at each year-end. The employee purchase price was derived from a formula based on fair market value of the Company's common stock. In January 1999, after all 300,000 common shares were issued, the 1995 ESPP was terminated.

In March 1999, the Company adopted a new Employee Stock Purchase Plan (the "1999 ESPP") which authorizes the issuance of up to 700,000 shares of common stock. Under the 1999 ESPP, eligible employees may contribute up to 10% of their compensation toward the purchase of common stock at each year-end. The employee purchase price is derived from a formula based on fair market value of the Company's common stock. During 2000, the Company granted rights to purchase 118,879 shares, which were issued in January 2001. During 2001, the Company granted rights to purchase 120,980 shares, which were issued in January 2002. Pro forma compensation cost associated with the rights granted under the 1999 ESPP is estimated based on fair market value.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. The Company also applies the disclosure-only provisions of SFAS 123, *Accounting for Stock-Based Compensation.* Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with SFAS 123, the Company's pro forma net income (loss) and basic and diluted net income (loss) per share for 2001, 2000 and 1999 would have been as follows:

(in thousands, except per share data)	**2001**	**2000**	**1999**
Net income (loss)	$ 4,174	$ (12,528)	$ 1,808
Net income (loss) per share - Basic and Diluted	$ 0.10	$ (0.30)	$ 0.04

At December 31, 2001 and 2000, shares available for future grants are 682,025 and 1,623,937 under the Company option plans and the 1999 ESPP.

Employee Stock Ownership Plan - Effective December 1, 1992, Microtek adopted an Employee Stock Ownership Plan ("ESOP") to which the Company has the option to contribute cash or shares of the Company's common stock. During 1993, the Company contributed 16,500 common shares to the ESOP. On November 29, 1993, the Company reserved an additional 148,500 common shares at $3.64 per share for issuance to the ESOP. As consideration for the 148,500 reserved shares, the ESOP issued a $540,000 purchase loan (the "ESOP Loan") to the Company, payable in equal annual installments of $79,000, including interest at 6% commencing November 29, 1994. During each of 2001, 2000 and 1999, 16,500 reserved shares have been released, resulting in compensation expense of $42,000, $16,500, and $49,000, respectively. At December 31, 2001, 16,500 common shares with a market value of $42,000 remain unearned under the ESOP.

The Company's contributions to the ESOP each plan year will be determined by the Board of Directors, provided that for any year in which the ESOP Loan remains outstanding the contributions by the Company are not less than the amount needed to provide the ESOP with sufficient cash to pay installments under the ESOP Loan. The Company contributed $79,392 to the ESOP during each of 2001, 2000 and 1999.

The unearned shares reserved for issuance under the ESOP are accounted for as a reduction of shareholders' equity. The ESOP Loan is not recorded in the accompanying consolidated financial statements.

Shareholder Rights Plan - On December 19, 1996, the Company adopted a shareholder rights plan under which one common stock purchase right is attached to and trades with each outstanding share of the Company's common stock. The rights become exercisable and transferable, apart from the common stock, ten days after a person or group, without the Company's consent, acquires beneficial ownership of, or the right to obtain beneficial ownership of, 15% or more of the Company's common stock or announces or commences a tender or exchange offer that could result in 15% ownership. Once exercisable, each right entitles the holder to purchase one one-hundredth of a share of Participating Preferred Stock at a price of $60.00 per one one-hundredth of a Preferred Share, subject to adjustment to prevent dilution. The rights have no voting power and, until exercised, no dilutive effect on net income per common share. The rights expire on December 31, 2006, and are redeemable at the discretion of the Board of Directors at $.001 per right.

If a person acquires 15% ownership, other than via an offer approved by the Company under the shareholder rights plan, then each right not owned by the acquirer or related parties will entitle its holder to purchase, at the right's exercise price, common stock or common stock equivalents having a market value immediately prior to the triggering of the right of twice that exercise price. In addition, after an acquirer obtains 15% ownership, if the Company is involved in certain mergers, business combinations, or asset sales, each right not owned by the acquirer or related persons will entitle its holder to purchase, at the right's exercise price, shares of common stock of the other party to the transaction having a market value immediately prior to the triggering of the right of twice that exercise price.

In September 1997, the Company amended its shareholder rights plan to include a provision whereby it may not be amended and rights may not be redeemed by the Board of Directors for a period of one year or longer. The provision only limits the power of a new Board in those situations where a proxy solicitation is used to evade protections afforded by the shareholder rights plan. A replacement Board retains the ability to review and act upon competing acquisition proposals.

Stock Purchase Assistance Plan – During 2001, the Company adopted a stock purchase assistance plan whereby the Company may extend financing to certain officers and key employees for the purchase of up to an aggregate of $199,999 of the Company's stock on the open market. These loans are secured by the shares acquired and are repayable under full recourse promissory notes. The notes bear interest at an annual rate of 7.0 percent and mature upon the earlier to occur of (i) second anniversary of the note, (ii) sale of any of the Company's shares by the borrower other than in connection with a cashless option exercise, or (iii) termination of the borrower's employment. Amounts payable to the Company under these note payable arrangements at December 31, 2001 totaled $147,000 and are included in other assets in the accompanying consolidated balance sheets.

Stock Repurchase Program - Effective February 22, 2000 and until December 31, 2000, the Board of Directors authorized the repurchase of up to 5.0% of the Company's outstanding common stock from time to time in open market or private transactions. During 2001, this program was extended through December 2001 to authorize the repurchase of an additional 1.0 million shares. As of December 31, 2001, the Company had repurchased 709,795 shares for an aggregate repurchase price of $1.2 million. In December 2001, the Board of Directors authorized the extension of this program through November 30, 2002.

12. SIGNIFICANT CUSTOMER AND GEOGRAPHIC CONCENTRATIONS

The Company generated 17%, 17% and 15% of its sales from a single customer in 2001, 2000 and 1999, respectively. The related accounts receivable from this customer were $2.3 million, $3.1 million and $2.1 million at December 31, 2001, 2000 and 1999, respectively.

Included in the Company's consolidated balance sheet at December 31, 2001 are the net assets of the Company's manufacturing and distribution facilities located in the United Kingdom and the Dominican Republic which total $12.2 million. Only the facility in the United Kingdom sells products to external customers. Sales from the United Kingdom were $3.5 million, $3.1 million and $4.4 million in 2001, 2000 and 1999, respectively. Export sales by the Company were $9.9 million, $5.7 million and $7.0 million in 2001, 2000 and 1999, respectively.

13. RETIREMENT PLANS

The Company maintains a 401(k) retirement plan covering employees who meet certain age and length of service requirements, as defined in the plan agreement. The Company matches a portion of employee contributions to the plans in shares of the Company's common stock. Vesting in the Company's matching contributions is based on years of continuous service. The Company contributed stock with a fair value of $333,000, $366,000 and $582,000 to the plan during 2001, 2000 and 1999, respectively.

14. UNAUDITED QUARTERLY FINANCIAL INFORMATION
(in thousands, except per share data)

Year Ended December 31,	Quarter First	Second	Third	Fourth
2001				
Net sales	$ 16,256	$ 21,716	$ 21,869	$ 21,126
Gross profit	6,663	8,470	9,053	8,284
Net income	427	845	1,423	2,094
Income per common share - Basic & Diluted	$ 0.01	$ 0.02	$ 0.03	$ 0.05
2000				
Net sales	$ 14,015	$ 14,428	$ 14,168	$ 13,753
Gross profit	6,113	6,658	6,186	1,469 (1)
Net income (loss)	2	111	92	(12,347)(1)
Income (loss) per common share - Basic & Diluted	$ 0.00	$ 0.00	$ 0.00	$ (0.29)

1 Includes restructuring and impairment charges (Note 3)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Period	Charged to Expense	Other [(1)]	Deductions [(2)]	Balance at End of Period
Year ended December 31, 1999:					
Allowance for doubtful trade accounts receivable	$ 1,039	$ 249	$	$ (459)	$ 829
Reserve for obsolete and slow-moving inventories	$ 2,182	$ 134	$	$ (708)	$ 1,608
Year ended December 31, 2000:					
Allowance for doubtful trade accounts receivable	$ 829	$ 507	$	$ (214)	$ 1,122
Reserve for obsolete and slow-moving inventories	$ 1,608	$ 3,522	$	$ (3,948)	$ 1,182
Reserve for restructuring expenses	$	$ 1,165	$	$	$ 1,165
Year ended December 31, 2001:					
Allowance for doubtful trade accounts receivable	$ 1,122	$ 165	$ 430	$ (823)	$ 894
Reserve for obsolete and slow-moving inventories	$ 1,182	$ 256	$ 1,015	$ (447)	$ 2006
Reserve for restructuring expenses	$ 1,165	$ 143	$	$ (1,282)	$ 26

(1) Other amounts in 2001 represent the allowance for doubtful trade accounts receivable and reserve for obsolete and slow-moving inventories acquired in conjunction with the Deka acquisition.

(2) Deductions related to the allowance for doubtful trade accounts receivable or the reserve for obsolete and slow-moving inventories represent amounts written off during the period less recoveries of amounts previously written off. In the case of the reserve for restructuring expenses, deductions represent adjustments or payment of expenses charged to the reserves. (Note 3)

BOARD OF DIRECTORS

Gene R. McGrevin
Kenneth Davis, M.D.
Rosdon Hendrix
Dan R. Lee
John McKinley
Ronald L. Smorada, Ph.D.

EXECUTIVE OFFICERS

Dan R. Lee, President & C.E.O.
J. Michael Mabry, C.O.O.
Roger G. "Jerry" Wilson, C.F.O.

TRANSFER AGENT

SunTrust Bank
Atlanta, Georgia

COMMON STOCK

Isolyser Company, Inc.'s common stock trades on The Nasdaq Stock Market® under the symbol OREX.

ISOLYSER®

OREX™ NASDAQ LISTED

Corporate Headquarters

Microtek Medical, Inc.

512 Lehmberg Road

Columbus, MS 39702

(662) 327-1863

www.microtekmed.com

Investor Relations

(800) 476-5976

MICROTEK MEDICAL, inc.

Orex Technologies International

1850 Beaver Ridge Circle, Suite E

Norcross, Georgia 30071

(770) 806-9898

www.orex.com

OTI™
OREX TECHNOLOGIES INTERNATIONAL